 Rule 253(g)(2)

File No. 024-10472

PART II - OFFERING CIRCULAR

Dated February 3, 2016

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

MED-X, INC.

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

www.MEDX-RX.com

$15,000,000

25,000,000 Shares of Common Stock at $0.60 per Share

Minimum Investment: 700 Shares ($420)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

	Price to public	Underwriting discount and commissions (1)	Proceeds to Company (2)	Proceeds to other persons

Per share	$0.60	(1)	$0.60	$0
Total (3):	$15,000,000	(1)	$15,000,000	$0

This offering will terminate on July 14, 2016, unless extended by us for up to an additional 180 days or terminated sooner by us in our discretion regardless of the amount of capital raised (the "Sales Termination Date"). There is no minimum capitalization required of us .

_________________

(1)

The shares will be offered on a "best-efforts" basis by our officers, directors and employees, and may be offered through broker-dealers who are registered with the Financial Industry Regulatory Authority ("FINRA"), or through other independent referral sources. As of the date of this Offering Circular, no selling agreements had been entered into by us with any broker-dealer firms, although we expect to enter into an administrative agreement with a FINRA registered broker-dealer. We have entered into a Posting Agreement with a crowdfunding website, StartEngine.com, which has agreed to host our offering for consideration in the form of cash and warrants to purchase our common stock. Selling commissions may be paid to broker-dealers who are members of FINRA with respect to sales of shares made by them and compensation may be paid to consultants in connection with the offering of shares. We may also pay incentive compensation to registered broker-dealers in the form of common stock and warrants in us. We will indemnify participating broker-dealers and others with respect to disclosures made in the Offering Circular.

(2)	The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders fees, selling and other costs incurred in the offering of the shares. Does not include expenses of the offering, including costs of blue sky compliance, and fees to be paid to StartEngine Crowdfunding, Inc. and FundAmerica Securities, LLC for certain administrative services to be provided in connection with the offering. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION."

(3)

The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment from a limited number of subscribers. "TERMS OF THE OFFERING."

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN. HOWEVER, THIS IS A SUMMARY ONLY AND DOES NOT PURPORT TO BE COMPLETE. ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

_____________________________________

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

_____________________________________

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

JURISDICTIONAL (NASAA) LEGENDS

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

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TABLE OF CONTENTS

SUMMARY OF RISK FACTORS	1

INVESTMENT SUMMARY	5

USE OF PROCEEDS	7

BUSINESS	9

RISK FACTORS	13

DIVIDEND POLICY	20

CAPITALIZATION	21

DILUTION	22

MANAGEMENT	22

PRINCIPAL SHAREHOLDERS	28

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	29

DESCRIPTION OF CAPITAL STOCK	29

ERISA CONSIDERATIONS	29

TERMS OF THE OFFERING	31

PLAN OF DISTRIBUTION	32

REPORTS TO SHAREHOLDERS	33

ADDITIONAL INFORMATION	33

FINANCIAL STATEMENTS OF THE COMPANY	34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	37

EXHIBITS	41

SUBSCRIPTION DOCUMENTS

iii

SUMMARY OF RISK FACTORS

The purchase of shares of our common stock involves substantial risks. Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Cautionary Statements

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to:

•	Our research and development of Cannabis medical compounds may not result in commercial products available for sale by us in the future.
•	Lack of market acceptance of our Cannabis and Nature-CideÒ products.
•	Inability to obtain legal permission to grow, supply and sell Cannabis.
•	Inability to sell our Cannabis and Nature-CideÒ products.
•	Heavy research and development expenditures by us, resulting in substantial operating deficits, especially in the early years of operation.
•	Intense competition, including entry of new competitors.
•	Falling demand for Cannabis for medical or recreational use.
•	Adverse federal, state, and local government regulation.
•	Failure of new markets for Cannabis to become legal and available.
•	Contraction of the market for medical Cannabis in California, including the closing of medical Cannabis dispensaries due to government order.
•	Unexpected costs and operating deficits.
•	Lower sales and revenue than forecast.
•	Default on leases or other indebtedness.
•	Loss of suppliers and supply.
•	Price increases for capital, supplies and materials.
•	Inadequate capital and financing.
•	Failure to obtain customers, loss of customers and failure to obtain new customers.
•	The risk of litigation and administrative proceedings involving us or our employees.
•	Loss of or inability to obtain government licenses and permits.
•	Adverse publicity and news coverage.
•	Inability to carry out marketing and sales plans.
•	Loss of key executives.
•	Losses from theft that cannot be recovered.
•	Other specific risks that may be alluded to in this Offering Circular or in other reports issued by us or third party publishers.

1

We have a limited operating history and have yet to earn a profit because we have earned little revenue, which makes it difficult to accurately evaluate our business prospects. We were formed in February 2014 to engage in the business of (a) publishing content about the Cannabis industry, primarily online, for industry participants and the general public, (b) supplying agricultural products to other commercial Cannabis growers, and (c) researching and developing the extraction of beneficial Cannabis compounds for medical use, and eventually producing and marketing medicinal supplements made from a variety of high quality Cannabis oils. We have no government permit to legally grow and supply Cannabis in California or any other jurisdiction, and have yet to earn significant revenue. We are currently growing small quantities of Cannabis in our state of the art indoor cultivation facility in California for research purposes only, under a local law exempting such cultivation for personal medical use. We cannot assure at this time that we will operate profitably, or that we will have adequate working capital to conduct our business. We believe that our success will depend in large part on government policy, the public's acceptance of our products and our ability to legally sell Cannabis, Cannabis compounds, Nature-Cide® and other branded and non-branded products. We intend to invest heavily in developing and marketing our products, including building and providing content for our websites, researching and developing our planned Cannabis compound identification and extraction process, promoting and marketing our websites, products and services, and analyzing the market for our planned products. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

The Cannabis industry is extremely speculative and its legality is uncertain. The possession, consumption, production and sale of Cannabis has historically been, and continues to be, illegal under federal law and in virtually all state and local jurisdictions, other than certain exceptions such as recent legalization in the States of Colorado, Washington, Oregon, Alaska and Washington D.C., and for medical purposes in certain states such as California. While management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available or that any new markets for Cannabis will emerge for the Company. Our business plan is based on the premise that Cannabis legalization will expand, that consumer demand for Cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for Cannabis for medical and recreational uses will grow as it becomes legal to possess and consume it. There is no assurance that this premise will prove to be correct or that we will be profitable in the future. There is no assurance that our Cannabis will be of the quality and type that will be accepted by the public, that our breeding of it will be effective, or that we can effectively identify, extract and sell commercially valuable Cannabis compounds for medical uses. Investors in this Company may lose their investment in it.

Our business plan is speculative. Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our proposed Cannabis compound identification and extraction method and Cannabis pharmacy automation system may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition, or for other reasons. The demand for news and information regarding Cannabis is uncertain. The further legalization of Cannabis in California or any other state jurisdiction, or at the federal level, is not assured. The future demand for Cannabis for medical or recreational use is uncertain, even if favorable legislation progresses. The burden of government regulation on Cannabis industry participants, including growers, suppliers and consumers, is uncertain and difficult to quantify. There is no assurance that we will ever earn revenue or a profit.

As a company expected to be engaged in agricultural operations, we will be exposed to the risks inherent in farming. Planting, growing, harvesting and selling crops and farming in general, is inherently risky. Adverse weather, natural pests, fungus, agricultural and environmental diseases, falling market prices, excess supply, poor soil, lack of fertilizer and other hazards can destroy crops and inflict severe economic losses on any farm, even with greenhouse facilities. There is no assurance that we will not incur uninsured losses or be subject to hazards beyond our control, or that we will be economically successful or sustainable.

There is no assurance that any of our research and development activities will result in any proprietary technology or commercial products. As discussed, we plan to develop new proprietary products and services for the Cannabis industry, including compound identification and extraction and automated pharmacy systems. The development efforts for these products may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

2

Financial projections included with this Offering Circular may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Offering Circular. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us.

We may not be able to successfully compete against companies with substantially greater resources. The Cannabis information, supply and pesticide industries are intensely competitive and we expect competition to intensify further in the future. Our website will be subject to competition for advertisers. We will be subject to competition from well-established commercial Cannabis growers and suppliers that have all necessary government permits. We will also be subject to competition from chemical insecticides, as well as other all natural insect repellents utilizing cedar wood oil, which have been on the market longer than Nature-Cide® and which are manufactured and marketed by competitors with more resources and brand recognition than us. We cannot assure that Nature-Cide® will compete effectively and experience sales. As a potential supplier of other products, we compete with several larger and better-known companies that specialize in supplying and distributing a vast array of commercial goods.

We may be required to collect sales and other taxes. New excise taxes may be imposed on the sale and production of Cannabis by federal and state taxing authorities, suppressing sales. New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks. We do not expect to collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We expect to file quarterly sales tax returns with the State of California. Other states may, however, seek to impose sales tax collection obligations on out-of-state companies such as us which engage in or facilitate online commerce.

We cannot assure that we will earn a profit or that our products will be accepted by consumers. Our business is speculative and dependent upon acceptance of our custom Cannabis, Nature-Cide® and other potential branded and non-branded products by consumers, the medical and pharmacy industries, and commercial Cannabis growers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute commercial goods. We may not be allowed to advertise any of our Cannabis products or such advertising may be severely limited under applicable federal, state and local law. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy. Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. We will generally be dependent upon Matthew Mills and Dr. David E. Toomey for the direction, management and daily supervision of our operations.

Our executive officers' participation in other entities, especially Pacific Shore Holdings, Inc., creates conflicts of interest. The relationship of management to us will create conflicts of interest. Our senior executive officers are also directors, executive officers and shareholders of Pacific Shore Holdings, Inc., a major supplier of Nature-Cide® to us. Making contracts and conducting business with Pacific Shore Holdings, Inc., an affiliate, creates conflicts of interest in negotiating terms and enforcing covenants, since the agreements are not made at arm's-length. There is no assurance that such conflicts of interest will not cause us to incur material economic losses or other material adverse effects. We may pay too high a price for our supply of Nature-Cide®, for example.

We have only two independent directors. Currently, the members of our board of directors are Matthew Mills, Ronald J. Tchorzewski, Dr. David E. Toomey, Jennifer Mills, Dr. Allan Kurtz and Dr. Morton Hyson. Only two of our directors are considered "independent directors," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards and Nasdaq Marketplace Rules. Since independent directors are a minority of the whole brand, they can be out voted by the other directors voting in concert. Currently we do not have any committees of the board of directors. We plan to form audit and compensation committees in the future, but need to add one or two independent directors with financial acumen before we can form those committees.

3

There is no minimum capitalization required in this offering. We cannot assure that all or a significant number of shares of common stock will be sold in this offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase shares of common stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our common stock could lose their investment in us. Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

We determined the price of the shares arbitrarily. The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us. We are authorized to issue up to 300,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in Med-X. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

We cannot assure that we will pay dividends. We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

Our principal shareholders own voting control of Med-X. Our current officers, directors, founders and principal shareholders currently own a total of 90,000,000 shares of our common stock or approximately 98% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own approximately 77% of the outstanding votes assuming that 25,000,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

We cannot assure that a public trading market for our common stock will ever be established. At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop. Our common stock has no trading symbol. In order to obtain a trading symbol and authorization to have our common stock trade publicly, we must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA"), of which there is no assurance, before active trading of our common stock could commence. If our shares of common stock ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original price or at any price.

4

INVESTMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Offering Circular.

Med-X, Inc.

Med-X, Inc. ("Med-X", "we", "us", "our", or the "Company") is a Nevada corporation formed in February 2014 to cultivate Cannabis primarily to research and develop commercial medicinal applications of Cannabis through compound identification and extraction of Cannabidiol (CBD) and other compounds. We have built and now operate a state of the art indoor cultivation center for Cannabis, and expect the medical demand for Cannabis and Cannabis based compounds to soar. The Company also is creating and publishing high quality Cannabis industry media content through the Company's online media platform, www.marijuanatimes.org, to generate revenue from advertisers and eventually from the online sale of products such as Nature-Cide®. In that regard, the Company plans to supply products to the Cannabis agricultural and provisioning industries. These products include licensed Nature-Cide® brands, including Nature-Cide's Hydro and All-Purpose formulations as well as the newly developed Nature-Cide insecticidal soil product. These formulations are a proprietary all natural essential oil insecticide/miticide/nematicide that repel and are proven to kill a wide variety of pests commonly known to damage Cannabis crops. An affiliate of Med-X, Pacific Shore Holdings, Inc., supplies Nature-Cide® to Med-X at a significant discount on a wholesale basis, and Med-X is expected to market and resell the product to Cannabis growers and suppliers throughout the world. In 2014, we issued 10,000,000 shares of our common stock to Pacific Shore Holdings, Inc. in consideration for the granting by it to us of an exclusive royalty-free worldwide license in perpetuity to distribute Nature-Cide products to Cannabis industry cultivators.

 The Company plans on addressing other needs required to support the fast paced emerging Cannabis industry such as compound identification and extraction from Cannabis oils, along with pharmacy automation for both pharmaceuticals and Cannabis products. When and if the federal government reschedules Cannabis from a Schedule 1 to a Schedule 2 drug, the Company may utilize 100 plus acres in Northern and Southern California owned by Dr. David Toomey, our Chief Executive Officer, for Cannabis cultivation. If demand from the medical Cannabis industry grows as expected by management, the Company plans to acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic Cannabis for the California medical and Cannabidiol (CBD) compound needs.

The primary sources of revenue for Med-X are expected to initially be the proceeds from advertising earned from content published on the Company's media platform, www.marijuanatimes.org, as well as from online sales of Cannabis industry related products supplied by the Company and by third party suppliers. Management believes that substantial revenue can be generated through the sale of Nature-Cide® products and other proprietary products to customers engaged in the Cannabis agricultural and hydroponic businesses, which include indoor greenhouse operations. Med-X plans to research, develop and license or otherwise monetize Cannabis compound identification and extraction techniques for the Cannabis medical industry. Med-X also plans to research, develop and monetize a pharmacy automation system for both patient related pharmaceutical and Cannabis prescription products. Management believes that Med-X will eventually earn substantial revenue from growing, harvesting and selling high quality, custom-bred organic Cannabis for the California medical and recreational markets, if and when they are generally legalized, and for any other markets that become legally available to the Company in the future as a California grower.

Our executive offices are located at 8236 Remmet Avenue, Canoga Park, California 91304and our telephone number is (818) 349-2870. The Company is located adjacent to the executive offices of Pacific Shore Holdings, Inc. and shares warehouse space with it. Our website address is www.MEDX-RX.com and our e-mail address is info@medx-rx.com.

5

Investment Analysis

Management believes that we have strong economic prospects by virtue of the following dynamics of the industry and us:

1.	Management believes that the trends for growth in the Cannabis industry are favorable as regulatory restraints on production, distribution and consumption are expected to continue to ease.

2.

The demand for medical applications of Cannabis and beneficial compounds derived from Cannabis is expected to soar, creating an opportunity for the Company to research, develop, produce and sell proprietary medicinal supplements and medicines incorporating Cannabidiol (CBD) compounds.

3.

Management believes that early entry into the agricultural and supply segments of the Cannabis industry at this time can be profitable currently, and will position the Company for more profitable operations when anticipated legal and regulatory changes create new market opportunities.

4.

As indicated in the States of Colorado, Washington, Oregon, Alaska and Washington, D.C. where Cannabis was recently legalized for recreational and medical use, management believes that the demand for Cannabis currently exceeds and will continue to exceed the supply in the foreseeable future, creating the potential for robust profit margins for regulated growers and suppliers, especially for those that establish themselves in the industry now in its early stages.

There is no assurance that we will be profitable, or that the industry's favorable dynamics will not be outweighed in the future by unanticipated losses, adverse regulatory developments and other risks. Investors should carefully consider the various risk factors before investing in the shares. Commerce in the Cannabis industry is extremely competitive, inherently speculative and highly regulated where permitted, and remains illegal in most jurisdictions. See "RISK FACTORS."

The Offering

Common Stock offered by us	25,000,000 shares

Common Stock outstanding (1)	91,189,450 shares

Common Stock to be outstanding after the offering (2)	116,189,450 shares

_______________

(1)

Includes 61,000,000 shares of common stock owned by Matthew Mills, our Chairman, President and Chief Operating Officer, 10,000,000 shares owned by Pacific Shore Holdings, Inc., and a total of 19,000,000 shares owned by directors, officers and key consultants of the Company. Includes 1,189,450 shares of common stock sold to outside investors by Med-X from September 1, 2014 to June 30, 2015 in a private placement at $0.50 per share. Does not include an additional 1,205,400 shares of common stock sold to outside investors by Med-X from July 1, 2015 to January 20, 2016 in a private placement at $0.50 per share.

(2)	The total number of shares of our common stock outstanding assumes that the maximum number of shares of our common stock is sold in this offering.

6

USE OF PROCEEDS

The maximum gross proceeds from the sale of the shares of our common stock are $15,000,000. The net proceeds from the offering are expected to be approximately $13,000,000, after the payment of offering costs including printing, mailing, legal and accounting costs, and potential selling commissions and consulting fees that may be incurred. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management. The net proceeds from the placement of the shares will be used to provide capital for us to publish our online content regarding the Cannabis industry, market our products to the Cannabis agricultural and provisioning industries, research, develop and market beneficial Cannabis based compounds for medicinal applications derived from state of the art Cannabis compound identification and extraction techniques, develop our planned Cannabis pharmacy automation system, lease and acquire farm property, establish Cannabis growing operations, comply with all federal and state legal and regulatory requirements, and for general working capital purposes.

Med -X, Inc. is planning on utilizing the estimated net proceeds of approximately $13,000,000 in the following manner throughout Fiscal 2016 and Fiscal 2017 (i.e. , calendar years 2016 and 2017 ) , in the following order of priority:

(1)	Acquisition, creation and publication of content for our online digital publication known as

www.marijuanatimes.org which has recently been launched. We plan on hiring more staff writers to assure a continual flow of information relating to the Cannabis industry with the initial focus being on the medical sector. We will also cover up to date developments on the legalization of Cannabis for medical and recreational use in states where it is not currently legal. Other areas may include the current Bill in Congress to bring Cannabis from a Schedule 1 drug to a Schedule 2 drug along with the issues surrounding banking concerns for Cannabis companies. We will also be hiring a sales team to sell advertising space as well as sponsored stories in our digital magazine. As we expand our digital media presence we may also be searching for potential acquisition targets in the digital media and advertising industry. Our anticipated capital requirements for this business segment will be approximately $600,000 in 2016 and $900,000 in 2017 for our digital media activity. In addition, we anticipate earmarking proceeds of approximately $2.5 million during 2016-2017 for merger and acquisition activity in this segment. The budget for this business segment conservatively assumes that no revenue is earned from it in 2016 or 2017. The budget requirements for digital media will likely be reduced to the extent that cash flow is generated by it, but not necessarily proportionately. We may decide to aggressively invest in our online magazine regardless of the amount of organic cash flow produced by it. Furthermore, to the extent that less than the maximum capital is raised in this offering, the budget for our digital media business may or may not be reduced, depending on its performance, the opportunity for growth and the potential return on investment from it. As a possible immediate source of revenue in an industry where certain other sources, such as sales of Cannabis in interstate commerce, are delayed pending the resolution of legal issues, excess offering proceeds may be added to the digital media budget, where operations can essentially be fully launched.

(2)

Marketing and promotion of our products. We currently distribute to the Cannabis industry a 100% natural toxic-free product under the brand Nature-Cide®. The Nature-Cide product is registered in all states that require State EPA registration. The Nature-Cide product has been added as one of several insecticide/pesticides approved by the State of Colorado Department of Agriculture for use by the Cannabis industry. In addition, we have recently filed for a patent on our insecticidal soil for the cultivation of Cannabis as well as any other crops. The proceeds of our offering allocated to our ancillary products business will also be used to attend trade shows, develop promotional material, and to fund promotions such as "Buy One Get One Free". We anticipate our expenditures for this segment to be $400,000 in 2016 and $600,000 in 2017. This marketing business and budget are scalable and may be adjusted (a) downward (likely proportionately), to the extent less than the maximum capital is raised in this offering, (b) downward to the extent the potential rate of return on investment from this business is less attractive than that available in other segments of our business, and (c) upward to the extent that we add new products, or the potential rate of return on investment in this products business is more attractive than once thought or as compared to other segments of our overall business.

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(3)

Research, development and marketing of medicinal compounds through Cannabis compound identification and extraction methods. We anticipate continually developing new strains of Cannabis with higher CBD levels. In order to continue our research, we anticipate purchasing extraction machines, analyzers and related equipment. The estimated cost of this equipment is $500,000. In addition, we anticipate the need for utilizing independent third party laboratories to validate our research results and claims, for which we have budgeted approximately $500,000. We will endeavor to sustain this budget even if less than the maximum capital is raised in this offering, because this research and development is expected to lead to the creation of numerous new products by the Company, particularly medicinal supplements synthesized from Cannabis oil.

(4)

We will commence development of our planned Cannabis pharmacy automation system in mid-2016. Our plan is to engage with a professional, experienced robotics fabrication firm. We will engage with them to design a state-of-the-art Med-X proprietary dispensing machine. We anticipate that this will cost approximately $1.5 million to bring to market before any revenue is earned from it. We then anticipate licensing or selling it to pharmacies and dispensaries. To the extent we have insufficient capital from this offering to fund this project, we would either (a) delay it until we have sufficient cash flow from other sources to fund it, or alternative financing becomes available, or (b) seek a third party joint venture partner for the project, in which case we would incur greater dilution in our ownership of the project.

(5)

Acquisition of indoor and outdoor farm property and establishment of a legal farming operation for the cultivation of high quality custom-bred Cannabis for research purposes, for patient medicinal use and for recreational use if and when recreational use becomes legalized. The success of this aspect of our business plan is dependent on several factors including, but not limited to (a) Cannabis going from a Schedule 1 drug to a Schedule 2 drug, thereby becoming more tolerated and legal at the federal level, (b) legalization of Cannabis for recreational use in California which we anticipate will be on the ballot in 2016, and (c) whether we decide to look for property or business in states where Cannabis is already legal for medicinal and recreational use. We anticipate that in order to acquire the land, build the facility or acquire an existing operation we would utilize $1.5 million of the net proceeds raised.

(6)

General and administrative costs, including management compensation. As Med-X grows we will at some point need our own administrative office facility including all support components such as more employees and equipment. We anticipate that in the second half of 2016 our management team (our CEO, President, CFO, and Editor-in-Chief) will begin taking moderate salaries, and we will hire personnel such as administrative assistants and clerical staff. The salary component including benefits, along with general and administrative costs, is anticipated to be approximately $1.0 million in 2016 and $1.5 million in 2017. To the extent less offering proceeds than expected are available, this category will be reduced and allocated less funds.

(7)	Legal compliance costs. This category includes attorneys, accountants, annual filing fees, and exchange related fees. They are anticipated to be approximately $225,000 in 2016 and $275,000 in 2017.

(8)

General working capital. Our working capital requirements will vary depending on the rate of growth that Med-X experiences. We anticipate that our allocation of net proceeds for general working capital to be approximately $1.0 million throughout 2016 and 2017, subject to the availability of funds.

These are our best estimates of our financial requirements and plans for fiscal years 2016 and 2017. The balance of our current fiscal year (ending on December 31, 2015) funding requirem ents will be through our cash on hand plus capital raised under our current private placement pursuant to Regulation D, Rule 506(c), which will cease once this offering commences.

We may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate. We cannot assure that the capital budget will be sufficient to satisfy our operational needs, or that we will have sufficient capital to fund our business. See "BUSINESS" and "RISK FACTORS."

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BUSINESS

Plan of Operation

Med-X, Inc. is a Nevada corporation formed in February 2014 to (1) acquire, create and publish high quality Cannabis industry media content through the Company's media platform, www.marijuanatimes.org, to generate revenue from advertisers as well as through the sale of industry related products, (2) sell Nature-Cide® products to Cannabis cultivators throughout the world, and (3) research and develop, through state of the art compound identification and extraction techniques, and market and sell medically beneficial supplements made from the oils synthesized from the Cannabis plant. The Company's website, www.marijuanatimes.org, has been displaying Cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the industry on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis will come from a combination of regular consultants and contributors, freelance and staff writers, Company personnel and public news sources. The Company also plans to eventually add online ecommerce to its website, offering industry products for sale from third party suppliers and from its own product line, subject in all cases to compliance with applicable federal and state law. The Company's media division will be profitable if and to the extent that the revenue from advertisers, sponsors and product sales exceeds the cost of the content (expected to be writers' and content licensing fees) and products offered for sale. We do not anticipate stocking an inventory of third party products for sale, rather, we expect to fill orders on a real time basis directly from third party fulfillment sources.

The Company plans to supply products to the Cannabis agricultural and supply industries, including recently licensed Nature-Cide® brands such as Nature-Cide's® Hydro and All-Purpose formulations, as well as a special insecticidal soil, for which we recently filed a patent application with the United States Office of Patents and Trademarks. Nature-Cide® is a proprietary all natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. The Colorado Department of Agriculture has approved the Nature-Cide All-Purpose product for use on Cannabis crops grown in Colorado. Nature-Cide® is owned, manufactured and distributed by Pacific Shore Holdings, Inc. ("Pacific Shore"), an affiliate of Med-X. Pacific Shore granted us an exclusive license to use and market the Nature-Cide® brand for the Cannabis industry on a royalty free, worldwide basis in perpetuity, in consideration for Med-X common stock. Pacific Shore will supply Nature-Cide® to Med-X on a distribution discount basis, and Med-X is expected to market and resell the product to Cannabis growers and suppliers throughout the world. Med-X will also subcontract the Nature-Cide® service truck from Pacific Shore to service California approved medicinal Cannabis cultivation centers, to help combat known insects encountered by medicinal consumers in their indoor and outdoor cultivation.

The Company's planned compound identification and extraction research and development operation will be conducted primarily in outside laboratories contracted by us for that purpose and to validate our research results and claims. Related cultivation and genetic research and development are already being conducted at the Company's existing 600 square foot indoor cultivation center in West Hills, California, where controlled quantities of high quality Cannabis are being grown, harvested and stored for research and medical use to the extent permitted by California law. The fundamental premise of the operation is to make Cannabis oil from the plant, extract a variety of medicinal compounds from the oil, especially the non-THC Cannabidiol (CBD) compounds found in Cannabis and, when seeking supplements for pain management and relief, also THC compounds, testing the efficacy of the supplement prototypes, and producing, marketing and selling natural supplements containing these compounds. The Company will purchase and utilize special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBD-based compounds from Cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

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Once and if Cannabis is legalized for recreational use in California, the Company also plans to acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic Cannabis for the California medical and recreational Cannabis markets for compound identification and extraction, and for any other market that becomes legally available to the Company in the future as a California grower.

The primary sources of revenue for Med-X are expected to be the proceeds from advertising dollars generated from content published on the Company's media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise. Management also believes that substantial revenue can be earned from the sale of Nature-Cide® and other proprietary products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. Med-X may also earn revenue from providing consulting services to other Cannabis industry participants. In the short run, consulting services, licensing and other methods of monetization may be utilized for the Company's planned Cannabis compound identification and extraction system along with our planned pharmacy automation of pharmaceutical and Cannabis prescription products, assuming our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal under federal and state law. In the long run, management believes it will see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical markets, as well as the recreational Cannabis markets assuming Cannabis is generally legalized in California in the future, of which there is no assurance. As a California grower, the Company will approach other markets that become legally available to it in the future, if any.

Compound Identification and Extraction

There are various types of Cannabis strains that produce beneficial medicinal effects, including pain and nausea control, appetite stimulation, reduced muscle spasm, improved sleep, and other indications. Individual strains will have differing cannabinoid and terpene content, producing noticeably different effects. For instance, strains with more CBD tend to produce better pain and spasticity relief. Effects will also vary for an individual based on the setting in which it is used and the person's physiological state when using it. There are more than 400 different compounds in Cannabis, and continuous testing and recognition of these compounds is in high demand. The Company is planning to conduct laboratory studies to identify the expected potential of each compound as well as acquiring the machinery needed to properly extract those compounds to treat patients suffering from pain and nausea, to stimulate appetite when needed, and to address stress and sleep management. There may be other neurological pathologies that can be treated with these compounds and the benefits may or may not be limited to controlling the symptoms of those diseases. Considerably more research of Cannabis compounds is needed to assess the commercial potential of them for medical applications. The Company will not market or sell any of these compounds, or supplements or medicines made from these compounds, until it is clearly legal to do so under federal, state and applicable local law. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term.

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Nature-Cide®

Comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients, Nature-Cide® is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/nematicide and repellent that kills or deters a variety of different pests, including spider mites, white flies, caterpillars and other pests associated with agriculture. Nature-Cide® products are also proven in commercial and residential environments, and kill or deter a wide variety of household insects including bed bugs, flies, fleas, ants, roaches, and mosquitoes, which sometimes can carry a deadly disease.

Nature-Cide® contains no DEET or other poisonous chemicals most commonly found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, and cottonseed oil, Nature-Cide® may also contain citronella oil, clove oil, garlic oil, mint oil, peppermint oil, geranium oil, lemon grass oil, and rosemary oil, all of which are recognized by the EPA as FIFRA 25b MINIMUM RISK PESTICIDE compounds. Cedar oil is a natural repellent found to be effective in the states with swamps for eradicating mosquitoes without harming the ecosystem. By the same token, cinnamon oil is known in Guam for warding off snakes from train cars. One of our Nature-Cide® formulas is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. Several Nature-Cide® formulas also act as an effective repellent for other insects, reptiles and rodents.

Nature-Cide® is classified as a MINIMUM RISK PESTICIDE under FIFRA (25b) and is exempt from registration by the Environmental Protection Agency ("EPA") in a number of states including California. Unlike other repellents and insecticide products which contain toxic chemicals, Nature-Cide® is safe for all environments. Pacific Shore has developed several formulations of Nature-Cide® for use indoors, outdoors, on humans, and on pets. As of July 31, 2014, the Nature-Cide® All-Purpose insecticide formulation has been registered in all states that require EPA registration. In addition, the Colorado Department of Agriculture has approved the Nature-Cide All-Purpose product for use on Cannabis crops grown in Colorado.

Nature-Cide® products have been field tested for over three years on ranch homes in the Santa Monica Mountains, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide's research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural, commercial and residential settings. This being said, the Nature-Cide products and services division has begun supplying and servicing small Cannabis cultivators in Southern California.

Nature-Cide® License and Patent Application

In September 2014, the Company entered into a license agreement with Pacific Shore granting Med-X the exclusive sublicense to distribute Nature-Cide products to Cannabis cultivators throughout the world in perpetuity on a royalty-free basis, subject to termination in certain circumstances such as a material breach of the agreement by Med-X or our insolvency. In consideration for this license, Med-X issued 10,000,000 shares of its founder's common stock, or approximately 11% of its total issued and outstanding common stock at inception, to Pacific Shore.

Pacific Shore has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, one of the founders of the Company and Pacific Shore, to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by Pacific Shore or its insolvency, which could affect our sublicense from Pacific Shore. In such event, Mr. Mills, as the master licensor and owner of the Nature-Cide brand, would have the right to reaffirm our sublicense or enter into a new one with us.

In June 2015, Med-X filed a patent application with the United States Office of Patents and Trademarks for its proprietary process of infusing Nature-Cide and other beneficial substances into growing soil for the agricultural and Cannabis industries. Matthew Mills, our President, is named as the inventor. If this patent is granted, it will be owned exclusively by Med-X, and Pacific Shore has agreed to amend its license agreement with Med-X accordingly. In the meantime, Med-X plans to market and sell its Nature-Cide insecticidal soil to Cannabis cultivators.

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Automated Pharmacy System for Pharmaceuticals and Cannabis

The benefits of automated pharmacy systems are substantial and the widespread need to adopt this technology is long overdue. Until now, the reality has been that only large-volume pharmacies and hospitals could justify an investment in automating their pharmacy systems. Automated pharmacy systems provide pharmacies the ability to automate the pill dispensing process while implementing what is expected to be a highly profitable medicinal Cannabis distribution process, with less personnel utilizing robotic prescription dispensing systems that are affordable. The Company is conducting a plan to work with robotic system manufacturers to streamline the process once state and federal regulatory bodies allow mainstream pharmacies to regulate the Cannabis industry.

Competition

The sale of Cannabis and related products, and the sale of insecticides and other products to the agricultural industry, are intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the market place. We currently compete or potentially will compete with a number of other companies whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us. We face competition from larger well-established Cannabis growers and other industry participants that have greater financial and managerial resources, more experience in developing effective growing, breeding and marketing techniques, and have greater name recognition than Med-X. Competitors are already researching and developing Cannabis compounds for medicinal use, which are offered for sale in gel cap form in legal jurisdictions. In addition, we are faced with formidable challenges in obtaining legal permits to grow and sell Cannabis in the State of California. Nature-Cide® will encounter intense competition from other all-natural and chemical based pesticides that have been on the market for years, including those designed for the agricultural markets such as Cannabis cultivators. Management believes we can compete effectively but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

Government Regulation

The Cannabis industry is subject to intense government regulation at the federal, state and local levels. Cannabis is still categorized as a Schedule 1 drug by the federal government. Consequently, the possession, use, consumption, production, transport and sale of Cannabis are illegal under federal law and in most state jurisdictions, except for four states (i.e. Colorado, Washington, Oregon, Alaska and Washington D.C.) where Cannabis has been legalized for medicinal and recreational purposes, subject to government oversight, licensing and taxing authority, and several other states where Cannabis for medical purposes is permitted, again subject to government regulation. In California, Cannabis for medical use is legal but the establishment of dispensaries is tightly controlled and limited at the local level. Doctor prescriptions are required, resale of medical Cannabis is prohibited, and resale for consumption of Cannabis for recreational use is also prohibited. Commercial growing of Cannabis is prohibited under federal and most state laws, and transport of Cannabis across state lines or international borders is not allowed. Commercial growing of medical Cannabis in California for distribution to licensed dispensaries is permitted provided the grower obtains the proper permits from the appropriate California state agencies and complies with all of the volume and other restrictions and limitations of such permits. There is no assurance that the government regulations and prohibitions applicable to the Cannabis industry in the United States will ease so that new and larger markets can become available to the Company in the future. In fact, there is no assurance that the current legalization trend will not reverse and restrict the legal market for Cannabis more in the future, adversely affecting the operating results, financial condition and business performance of the Company.

The Company will also be subject to other government regulations in the conduct of its business which tend to increase costs and potentially have a material adverse impact on the Company's operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws covering wages, working conditions, health, safety, working hours and similar matters, (2) laws designed to protect the environment, including those applicable to farming operations, (3) laws enforced by the Federal Trade Commission (FTC) and equivalent state agencies governing advertising and representations made by businesses, (4) laws enforced by the Federal Food & Drug Administration (FDA) which govern safety and claims made with respect to food and other products consumed by the public, and (5) laws enforced by the Drug Enforcement Agency (DEA) relating to possession, consumption, production, transport and sale of controlled substances such as Cannabis. Compliance with laws, rules and regulations applicable to conducting commerce on the Internet is also a challenge for the Company. See "RISK FACTORS - Our business is subject to various government regulations."

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Employees

As of November 1, 2015, we had seven part-time employees, four of whom are executive officers of Med-X. We plan to actively hire employees at such time as the Company has sufficient capital or financing to fund the expanded launch of its business plan.

Property

We currently sublease approximately 2,500 square feet of office space at 8236 Remmet Avenue, Canoga Park, California 91304, at no cost on a five year lease from our affiliate, Pacific Shore Holdings, Inc. We also occupy a 600 square foot indoor Cannabis cultivation research facility in West Hills, California, that we lease from our President at no cost (except for payment of utility costs) on a five year term. We currently grow different strains of Cannabis at the facility, and are currently researching growing techniques and practices. We plan to conduct research and development associated with the Cannabis compound identification and extraction operation at this facility, scheduled to commence in 2016.

Seasonality

Our operations may be materially affected by seasonality. Nature-Cide® is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year. The planned Cannabis growing and sales operations are not expected to be materially affected by seasonality, as we plan to grow, harvest and sell grown Cannabis on a year round basis utilizing indoor hydroponics and greenhouses for a portion of the farm. Our outdoor Cannabis production may, however, be adversely affected by weather conditions such as cold or excessively warm temperatures and excess wetness or drought, to the extent that our crops are grown outdoors and not in the controlled environmental conditions of greenhouses.

RISK FACTORS

The purchase of shares of our common stock involves substantial risks. Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Cautionary Statements

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance of our Cannabis and Nature-Cide® products, inability to acquire farm property, inability to obtain legal permission to grow, supply and sell Cannabis, inability to sell our Cannabis and Nature-Cide® products, unrecoverable losses from theft, intense competition, including entry of new competitors, falling demand for Cannabis for medical or recreational use, adverse federal, state, and local government regulation, failure of new markets for Cannabis to become legal and available, contraction of the market for medical Cannabis in California, including the closing of medical Cannabis dispensaries due to government order, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving us or our employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Offering Circular or in other reports issued us or third party publishers.

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Risks Relating to Business

We have a limited operating history, which makes it difficult to accurately evaluate our business prospects. We were formed in February 2014 to engage in the business of (a) publishing content about the Cannabis industry, primarily online, for industry participants and the general public, (b) growing and selling Cannabis on a wholesale basis, initially for the California medical Cannabis market, (c) supplying related agricultural products to other commercial Cannabis growers, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from Cannabis. To date, we have built and are growing Cannabis at our indoor research cultivation facility, and have launched our Cannabis news website, but have not yet launched the other components of our business plan. In particular, little revenue is expected from our Cannabis compound identification and extraction program until Cannabis is legalized at the federal level. Compound research and development may not commence until 2016. We have no government permit to legally grow and supply Cannabis in California or any other jurisdiction, and have yet to earn significant revenue. We cannot assure at this time that we will be able to commence our planned operations, that we will operate profitably, or that we will have adequate working capital to conduct our business. We believe that our success will depend in large part on government policy, the public's acceptance of our products and our ability to sell Cannabis, Nature-Cide® and other branded and non-branded products. We intend to invest heavily in developing and marketing our products, including building and providing content for our websites, researching and developing Cannabis compounds for medical uses, promoting and marketing our websites, products and services, and analyzing the market for our planned products. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

Customer complaints regarding our products and services could hurt our business. From time to time, we may receive complaints from customers regarding the quality of goods purchased from us. We may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

The Cannabis industry is extremely speculative and its legality is uncertain. The possession, consumption, production and sale of Cannabis has historically been, and continues to be, illegal under federal law and in virtually all state and local jurisdictions, other than certain exceptions such as recent legalization in the States of Colorado, Washington, Oregon, Alaska and Washington D.C., and for medical purposes in certain states such as California. While management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available or that any new markets for Cannabis and related products will emerge for the Company. Our business plan is based on the premise that Cannabis legalization will expand, that consumer demand for Cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for Cannabis for medical and recreational uses will grow as it becomes legal to possess and consume it. There is no assurance that this premise will prove to be correct or that we will be profitable in the future. There is no assurance that our Cannabis will be of the quality and type that will be accepted by the public or that our breeding of it will be effective. Investors in this Company may lose their investment in it.

Our business plan is speculative. Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our new proposed products, including those, if any, resulting from the identification and extraction of Cannabis compounds for sale for medicinal use, and the proposed Cannabis pharmacy automation system, may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition or for other reasons. The demand for news and information regarding Cannabis is unknown. The further legalization of Cannabis in California or any other state jurisdiction, or at the federal level, is not assured. The future demand for Cannabis for medical or recreational use is unknown, even if favorable legislation progresses. The burden of government regulation on Cannabis industry participants, including growers, suppliers and consumers, is difficult to quantify. There is no assurance that we will earn revenue or a profit.

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As a company expected to be engaged in agricultural operations, we will be exposed to the risks inherent in farming. Planting, growing, harvesting and selling crops and farming in general, is inherently risky. Adverse weather, natural pests, fungus, agricultural and environmental diseases, falling market prices, excess supply, poor soil, lack of fertilizer and other hazards can destroy crops and inflict severe economic losses on any farm, even with greenhouse facilities. There is no assurance that we will not incur uninsured losses or be subject to hazards beyond our control, or that we will be economically successful or sustainable.

There is no assurance that any of our research and development activities will result in any proprietary technology or commercial products. As discussed, we plan to develop new proprietary products and services for the Cannabis industry, including compound identification and extraction and automated pharmacy systems. The development efforts for these products may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

Financial projections which may be included with this Offering Circular may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Offering Circular. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us. Any financial projections would be prepared by our management and would not be examined or compiled by independent certified public accountants. Counsel to us has had no participation in the preparation or review of any financial projections prepared by us. Accordingly, neither the independent certified public accountants nor our counsel would be able to provide any level of assurance on them. We cannot assure that we will earn net profits. We cannot assure that we will be able to raise capital in this placement of common stock, or that we will have sufficient capital to fund our business operations. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us.

We may not be able to successfully compete against companies with substantially greater resources. The Cannabis information, supply and pesticide industries are intensely competitive and we expect competition to intensify further in the future. Our website will be subject to competition for advertisers. We will be subject to competition from well-established commercial Cannabis growers and suppliers that have all necessary government permits. We will also be subject to competition from chemical insecticides, as well as other all natural insect repellents utilizing cedar wood oil, which have been on the market longer than Nature-Cide® and which are manufactured and marketed by competitors with more resources and brand recognition than us. We cannot assure that Nature-Cide® will compete effectively and experience sales. As a potential supplier of other products, we compete with several larger and better-known companies that specialize in supplying and distributing a vast array of commercial goods.

We may be required to collect sales and other taxes. New excise taxes may be imposed on the sale and production of Cannabis by federal and state taxing authorities, suppressing sales. New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks. We do not expect to collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We expect to file quarterly sales tax returns with the State of California. Other states may, however, seek to impose sales tax collection obligations on out-of-state companies such as us which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of Internet commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

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Our business is subject to various government regulations. We are subject to various federal, state and local laws affecting the possession, consumption, production, supply and sale of Cannabis, and the manufacture and sale of pesticide products. The Federal Trade Commission, the Federal Food and Drug Administration, the Federal Drug Enforcement Agency and equivalent state agencies regulate all aspects of Cannabis and the advertising and representations made by businesses in the sale of products, which will apply to us. Cannabis is categorized under federal law as a Schedule 1 drug. Accordingly, the cultivation, production, transport, export, import, distribution, sale, marketing and use of Cannabis is prohibited under federal law. Certain activities that comply with state law, such as medical Cannabis in states where it has been legalized, are treated by the federal government with a non-enforcement policy under the internal guidelines of the "Cole Memorandum" published by the US Department of Justice. We may be required to obtain permits from various states in order to produce, supply and sell Cannabis and certain of our other products in those states.

We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. It is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which "wholesalers/retailers" may conduct business and the liability of "wholesalers/retailers" in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are expected to be accessible worldwide, and we expect to eventually facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in one state in the United States, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We cannot assure that we will earn a profit or that our products will be accepted by consumers. Our business is speculative and dependent upon acceptance of our custom Cannabis, Nature-Cide® and other potential branded and non-branded products by consumers, the medical and pharmacy industries, and commercial Cannabis growers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute commercial goods. We may not be allowed to advertise any of our Cannabis products or such advertising may be severely limited under applicable federal, state and local law. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business.

We may incur uninsured losses. Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen's compensation and related insurance, we cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if our Cannabis, Nature-Cide®, or one of our other products is deemed to have caused a personal injury. Should uninsured losses occur, the holders of our common stock could lose their invested capital.

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Like most manufacturers and sellers of commercial goods, and companies that raise capital, we will be subject to potential litigation. As a manufacturer and seller of commercial goods, and a company that raises capital, we will be exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, employee lawsuits, commercial contract disputes, defects in supplies and products, government enforcement actions, shareholder and investor lawsuits, and other legal proceedings. We cannot assure that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure that we will have the resources to repay all of our liabilities in the future. We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders. These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us. We cannot assure that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. We may utilize purchase order financing from third party lenders when we are supplying or distributing goods, which would increase our costs and the risks that we may incur a default, which would harm our business reputation and financial condition. We cannot assure that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

We may incur cost overruns in the development, production and distribution of our various products. We may incur substantial cost overruns in the development, production and distribution of Cannabis, Nature-Cide® and other products. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders' investment in us is diminished.

We may not be able to protect our intellectual property and could lose our Nature-Cide licensing rights under certain circumstances. We have intellectual property rights and trade secrets associated with our business. We have a patent application pending and a sublicense for the Nature-Cide brand. There is no assurance that we will be able to protect our intellectual property from infringement or challenge by third parties. We could lose our Nature-Cide sublicense in the event of the insolvency of us or Pacific Shore or in other limited circumstances.

If we are unable to pay for material and services timely, we could be subject to liens. If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men's and workmen's liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

Directors and officers have limited liability. Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by Nevada law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy. Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. We will generally be dependent upon Matthew Mills for the direction, management and daily supervision of our operations. See "MANAGEMENT."

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively. Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of Med-X. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

The consideration being paid to our management was not based on arms length negotiation. The common stock and cash consideration paid or being paid by us to our management have not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

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Our executive officers' participation in other entities, especially Pacific Shore Holdings, Inc., creates conflicts of interest. The relationship of management to us will create conflicts of interest. Our senior executive officers are also directors, executive officers and shareholders of Pacific Shore Holdings, Inc., a major supplier of Nature-Cide® to us. Making contracts and conducting business with Pacific Shore Holdings, Inc., an affiliate, creates conflicts of interest in negotiating terms and enforcing covenants, since the agreements are not made at arm's-length. There is no assurance that such conflicts of interest will not cause us to incur material economic losses or other material adverse effects. We may pay too high a price for our supply of Nature-Cide®, for example. Moreover, management's compensation from us has not been determined pursuant to arm's-length negotiation. Management believes that it will have the resources necessary to fulfill its management obligations to all entities for which it is responsible. See "MANAGEMENT."

We have two independent directors. Currently, the members of our board of directors are Matthew Mills, Ronald J. Tchorzewski, Dr. David E. Toomey, Jennifer Mills, Dr. Morton Hyson and Dr. Allan Kurtz. Only two of these directors are considered "independent directors," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards and Nasdaq Marketplace Rules. Currently we do not have any committees of the board of directors. We plan to form audit and compensation committees in the future, but need to add independent directors with financial acumen before we can form those committees. The majority of the persons on our board of directors are not considered to be independent directors, and, when voting in concert, can make decisions for the whole board of directors.

Our bylaws may be amended by our board and our articles and bylaws may be amended by a majority vote of our shareholders. Under the Nevada Corporations Law, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the certificate requires the vote of a larger percentage of shares. Our Articles of Incorporation, as amended, do not require the vote of a larger percentage of shares. As permitted under the Nevada Corporations Law, our bylaws give our board of directors the power to adopt, amend, or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend, or repeal our bylaws.

Risks Related to the Offering

There is no minimum capitalization required in this offering. We cannot assure that all or a significant number of shares of common stock will be sold in this offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase shares of common stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our common stock could lose their investment in us. Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

We determined the price of the shares arbitrarily. The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

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Risks Related to Our Common Stock

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us. We are authorized to issue up to 300,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in Med-X. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

We cannot assure that we will pay dividends. We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

Our principal shareholders own voting control of Med-X. Our current officers, directors, founders and principal shareholders currently own a total of 90,000,000 shares of our common stock or approximately 98% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own approximately 77% of the outstanding votes assuming that 25,000,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

We cannot assure that a public trading market for our common stock will ever be established. At present, there is no active trading market for our securities and we cannot assure that a trading market will develop. Our common stock has no trading symbol. In order to obtain a trading symbol and authorization to have our common stock trade publicly, we must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA"), of which there is no assurance, before active trading of our common stock could commence. If our shares of common stock ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, of which there is absolutely no assurance, no shares could be sold under Rule 144 or otherwise until we become a current public reporting company with the Securities and Exchange Commission or otherwise are current in our business, financial and management information reporting, and applicable holding periods have been satisfied.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

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Our common stock would be subject to the "Penny Stock" rules of the Securities and Exchange Commission if it were publicly traded and may be difficult to sell. Our shares of common stock are "penny stocks" because they are not registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a51-1(a) under the Exchange Act. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person's account for transactions in penny stocks and that the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which sets forth the basis on which the broker or dealer made the suitability determination and that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse. Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;
•	excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and
•

the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our shares of common stock. The occurrence of these patterns or practices could increase the volatility of our share price.

DIVIDEND POLICY

We have not declared or paid any cash dividends and does not intend to pay cash dividends in the near future on the shares of common stock. Cash dividends, if any, that may be paid in the future to holders of common stock will be payable when, as and if declared by our board of directors, based upon the board's assessment of our financial condition, our earnings, our need for funds, whether any preferred stock is outstanding, to the extent the preferred stock has a prior claim to dividends, and other factors including any applicable laws. We are not currently a party to any agreement restricting the payment of dividends.

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CAPITALIZATION

The following table sets forth as of June 30, 2015 (i) our capitalization and (ii) our capitalization as adjusted to reflect the sale of 25,000,000 shares at a purchase price of $0.60 per share in this offering, and the application of the estimated net proceeds from this offering as described under "USE OF PROCEEDS."

	June 30, 2015 (Unaudited)
	Actual (1)	As Adjusted (2)

Long Term Debt:	$0	$0

Shareholders' Equity:
Common Stock, par value $0.001 per share, 300,000,000 shares authorized, 91,189,450 shares issued (3), 116,189,450 shares issued, as adjusted (4)	$91,189	$116,189

Preferred Stock, par value $0.001 per share, 5,000,000 shares authorized, No shares issued or outstanding, No shares issued or outstanding, as adjusted	-0-	-0-

Additional Paid in Capital	$432,141	$13,407,141

Retained Earnings (Deficit)	($154,439)	($154,439)

Total Shareholders' Equity	$368,892	$13,368,892

Total Debt and Shareholders' Equity	$368,892	$13,368,892

__________

(1) Reflects the sale of 1,189,450 shares of our common stock to outside investors in a private placement conducted from September 1, 2014 to June 30, 2015, at $0.50 per share. Does not include approximately 1,205,400 additional shares of our common stock sold to outside investors at $0.50 per share from July 1, 2015 to January 20, 2016.

(2) The capital to be raised from the placement of the shares of common stock is expected to be a potential maximum of $15,000,000. The actual capitalization is adjusted to reflect the assumption that 25,000,000 shares of our common stock are issued for $15,000,000 of capital pursuant to this offering, with $2,000,000 deducted for the estimated offering costs for the placement of the common stock.

(3) Includes, as of June 30, 2015, 61,000,000 shares of common stock owned by Matthew Mills, our Chairman, President and Chief Operating Officer, 10,000,000 shares of common stock owned by Pacific Shore Holdings, Inc., an affiliate and expected supplier of Nature-Cide® to us, and 19,000,000 shares of common stock owned by other directors, executive officers and key consultants.

(4) The total number of shares of our common stock outstanding assumes that the maximum number of shares of common stock is sold in this offering.

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DILUTION

As of June 30, 2015, the net tangible book value of Med-X was $368,892, or approximately $0.004 per share of common stock on a pro forma basis. See "CAPITALIZATION." Net tangible book value per share consists of stockholders' equity adjusted for the retained earnings (deficit), divided by the total number of shares of common stock outstanding. Without giving effect to any changes in such net tangible book value after June 30, 2015, other than to give effect to the sale of 25,000,000 shares of common stock being offered by us in this Offering Circular, the pro forma net tangible book value at June 30, 2015 would have been $13,368,892 or approximately $0.115 per share. Thus, as of June 30, 2015, the net tangible book value per share of common stock owned by our current stockholders would have increased by approximately $0.111 without any additional investment on their part and the purchasers of the shares will incur an immediate dilution of approximately $0.485 per share from the offering price. "Dilution" means the difference between the private placement price and the net tangible book value per share after giving effect this offering. The following table illustrates the dilution which investors participating in this offering will incur and the benefit to current stockholders as a result of this offering.

Private Placement Price per Share (1)	$0.60

Net Tangible Book Value per Share before Offering	$0.004

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby	$0.111

Net Tangible Book Value per Share after Offering	$0.115

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0.485

__________

(1) Before deduction of offering expenses.

MANAGEMENT

Executive Officers and Directors of Med-X

The table below sets forth our directors and executive officers of as of the date of this Offering Circular.

Name	Position	Age	Term of Office	Approximate Hours Per Week

Dr. David E. Toomey	Director and Chief Executive Officer	50	Inception to Present (1)	(2)

Matthew A. Mills	Chairman of the Board, President and Chief Operating Officer	50	Inception to Present (1)	(2)

Ronald J. Tchorzewski	Director and Chief Financial Officer	65	Inception to Present (1)	(2)

Jennifer J. Mills	Director, Executive Vice President of Human Resources and Corporate Secretary	44	Inception to Present (1)	(2)

Dr. Morton I. Hyson	Director	66	April 15, 2015 to Present (1)	(3)

Dr. Allan Kurtz	Director	57	April 15, 2015 to Present (1)	(3)

_____________

(1)

This person serves in this position until the person resigns or is removed or replaced by a duly authorized action of the Board of Directors or the shareholders. This person has been in the indicated position with the Company since the Company's inception in February 2014, or since the date indicated, if not since inception.

(2)	This person works part-time for the Company, approximately 10 to 15 hours per week.

(3)	This person is an independent director of the Company.

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David E. Toomey, D.O., A.C.O.F.P., has been the Chief Executive Officer and director of Med-X since its inception in February 2014. He has been Executive Vice President and Director of Pacific Shore Holdings, Inc. since its inception in December 2007. Dr. Toomey is a board-certified family physician specializing in family medicine, geriatric care, and hospice and palliative care for more than twenty years. He has served on the Physician Consultant Board of several fortune 500 insurance companies, where he was responsible for developing physician practice guidelines. He has participated in numerous phase 3 and 4 study protocols for several multi-national pharmaceutical companies. Dr. Toomey is currently the President of TDP Enterprises, LLC. Medical Group, a position he has held for the last 15 years. Dr. Toomey is a Medical Director for several hospice and palliative care organizations, a position he has held for the last 8 years. He continues to actively practice clinical medicine. Dr. Toomey attended Saint Joseph's University in Philadelphia, Pennsylvania and graduated in 1991 from the Philadelphia College of Osteopathic Medicine.

Matthew A. Mills has been our Chairman of the Board, President and Chief Operating Officer since our inception in February 2014. He is also the Chairman, Chief Executive Officer, and President of Pacific Shore Holdings, Inc. ("Pacific Shore"), positions he has held since January 2008. From July 2001 to June 2003, Mr. Mills was the Chief Operating Officer of Bidz.com Inc., an online auction company ("Bidz"). He began working for Bidz in 1998 where his responsibilities included operations, banking, marketing, investor relations, public relations, and business development. In January 2002, Mr. Mills was promoted to the position of Investor Relations Director of Bidz. From March 2001 to January 2002, Mr. Mills was the Vice President of Marketing for Bidz and was responsible for managing all areas of marketing for Bidz. From December 1995 to August 1998, Mr. Mills was a regional manager for Ford Motor Company in Los Angeles, California, where he was responsible for financing documentation, customer service and returned vehicle processing. From November 1993 to November 1995, he owned and operated Imports Plus, a private company that imported floral products from Mexico to Los Angeles, California. From June 1987 to September 1993, Mr. Mills was a wholesale auction manager for Sports Cars West Ltd. located in Reseda and Oceanside, California. Mr. Mills attended the University of Arizona from January 1983 until June 1986, where he concentrated in Psychology and Economics.

Ronald J. Tchorzewski has been a director and Chief Financial Officer of Med-X since its inception in February 2014. He is also the Chief Financial Officer of Pacific Shore, a position he has held since June 2010. Mr. Tchorzewski has over thirty-five years of experience in financial accounting and reporting. He is currently the owner of CFO Consultancy in Escondido, California. Founded by Mr. Tchorzewski in 2009, CFO Consultancy is an independent consulting service providing chief financial officer level support, including business plan development, capital raising advice, and day-to-day accounting services to start-up and developmental stage companies. From 2008 to 2009, Mr. Tchorzewski was the chief financial officer and corporate controller of TV Magic, Inc., a full service technology company encompassing all aspects of systems design, engineering, procurement of equipment and materials, installation, testing, and maintenance of broadcast quality television, and audio visual installations located in San Diego, California. From 2005 to 2008, he was the chief financial officer and corporate controller of Framemax, Inc., a light gauge steel prefabricated panelized wall systems manufacturer and installer located in Poway, California. From 2003 to 2005, he was the chief financial officer and corporate controller of Skyriver Communications, Inc., a high speed wireless broadband internet access and Wi-Fi solution provider located in San Diego, California. From 1999 to 2001 he was chief financial officer for Internet Appliance and iPolicy Networks which were startups in the Internet space. From 1996 to 1999 he was chief financial officer for SoloPoint, a consumer telephonic device company which was a publicly traded company. From 1993 to 1996 he was chief financial officer for ULTRADATA Corporation, a financial services software company which he managed through an IPO. From 1987 to 1993 he was Vice President and Corporate Controller for Cadence Design Systems, a public company which is a world leader in Electronic Design Automation software. Mr. Tchorzewski holds a master's degree in business administration (finance) and a Bachelor of Science degree in business administration (accounting) from Seton Hall University.

Jennifer J. Millshas been a director, Executive Vice President and Corporate Secretary of Med-X since its inception in February 2014 and a director and Corporate Secretary of Pacific Shore since January 2011. From September 1993 to November 2000, Mrs. Mills worked for McNutt & Taylor, CPAs as a bookkeeper. Her duties included handling accounts payable, accounts receivable, and payroll, reconciling financial and bank statements, preparing month-to-date, quarter-to-date, and year-to-date financial reports, and corresponding with clientele. From June 1992 to September 1993, Mrs. Mills was a member of the accounting department for South Pacific Rehab Services ("SPRS") in Encino, California. Her responsibilities at SPRS included assisting the Vice President, handling accounts payable, accounts receivable, and payroll and corresponding with therapists and rehab facilities. From March 1990 to June 1992, Mrs. Mills was the office manager of Park Place Management, where she was in charge of all rental agreements, accounts payable, accounts receivable, and payroll. Mrs. Mills received her bachelor degree in liberal studies with an emphasis in mathematics from California State University, Northridge in 1994. Jennifer Mills is the wife of Matthew Mills.

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Dr. Allan Kurtz has been a director of Med-X since April 15, 2015 and of Pacific Shore since January 2011. Dr. Kurtz is board certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation, since 1986. Dr. Kurtz received his medicine doctor degree from the College of Health Sciences in Des Moines, Iowa in 1980 and completed a rotating internship and an internal residency at Botsford General Hospital in Farmington Hills, Michigan in 1984. Since 1986, Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long time member of the American Osteopathic College of Internal Medicine.

Dr. Morton I. Hyson has been a director of Med-X since April 15, 2015. Since November 1990, Dr. Hyson has been in private practice as a Board certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, California, where he has been teaching since September 2000. He also serves as a Clinical Associate Professor at the University of Nevada, School of Medicine, where he has been teaching since October 1993. He was a Neurologist in private practice in Arlington, Texas from 1983 until 1990, where he also served as a Clinical Associate Professor at the University of Texas, Southwestern Medical School in Dallas, Texas from October 1983 until October 1990. Dr. Hyson also served as the Medical Director of the Muscular Dystrophy Association in Las Vegas, Nevada from September 1991 until June 1993. Dr. Hyson earned a Bachelor of Arts in Music in 1992 from the Cleveland Institute of Music, Case Western Reserve University, after attending the University of Michigan from 1967 to 1969 in pre-medical studies. From 1972 until 1974, Dr. Hyson attended Cincinnati Conservatory of Music, where he studied Opera. Dr. Hyson returned to his medical studies in 1974 when he attended Columbia University from September 1974 until May 1975. He earned his M.D. from Wayne State University School of Medicine in 1979, and was an Intern in Internal Medicine at Sinia Hospital of Detroit from 1979 until 1980. Dr. Hyson did his Neurology Residency at McGill University, Montreal Neurological Hospital from 1980 to 1983. He is certified by the American Board of Psychiatry and Neurology and the National Board of Medicine Examiners. His professional affiliations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society, the Clark County Medical Society, the Nevada State Medical Association and the Conroe Regional Medical Center. Dr. Hyson is the inventor and grantee of three patents in the medical field issued by the United States Office of Patents and Trademarks, which he has licensed to Pacific Shore:

DEVICE AND METHOD FOR TREATMENT OF HEADACHE

Patent Number 5,700,238

Date Granted: December 23, 1997 - United Stated Patent Office

MEDICATED WRAP

Patent Number 6,313,370 B1

Date Granted: November 6, 2001 - United Stated Patent Office

MEDICATED WRAP

Patent Number: 7186260

Date Granted: March 6, 2007 - United Stated Patent Office

Significant Employees

The table below lists our other significant employees as of the date of this Offering Circular, all of whom are part-time and who are not paid salaries by Med-X, except for Arthur Avanesov, who is paid an annualized salary by Med-X of $120,000 which commenced on April 1, 2015 and is paid monthly.

Name (1)	Position	Age	Term of Office	Approximate Hours Per Week

Nicholas Phillips	Director of Digital Media	32	July 1, 2014 to Present	10 hours/week

Arthur Avanesov	Investor Relations	34	April 1, 2015 to Present	35 hours/week

Corbin Williams	Executive Assistant	24	February 24, 2014 to Present	10 hours/week

____________

(1)	This person serves in a similar position with Pacific Shore Holdings, Inc., where he has worked for approximately the past five (5) years in addition to working part-time with Med-X.

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Administrative Order and Settlement with State Securities Commissions

In July 2011, the Pennsylvania Securities Commission issued a Summary Order to Cease and Desist against Pacific Shore and our President, Matthew Mills. The Summary Order directed respondents to cease from making telephone solicitations to persons with whom they did not have a pre-existing business relationship. We achieved a settlement with the Commission which resulted in the Summary Order being rescinded on November 22, 2011.

On August 7, 2013, the California Department of Business Oversight issued a Desist and Refrain Order (the "Order") against Pacific Shore and Matthew Mills. The Order asserted that in June 2011, the respondents had offered shares from the State of California by calling a person with whom they did not have a pre-existing relationship. Respondents believe that this Order stems from the same facts as the Pennsylvania Order that was rescinded. The California Order stated that the respondents were to cease and desist from further offer or sale of securities in the State of California until qualification is made or unless the offer and sale are exempt from qualification. In October 2013, Pacific Shore commenced a private placement of common stock in compliance with Rule 506(c) of Regulation D of the Securities Act of 1933, as amended, which is exempt from qualification in California and permits general solicitation.

Executive Compensation

Since its inception in February 2014, Med-X paid the following annualized salaries to its executive officers:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)

Dr. David E. Toomey	Chief Executive Officer	$0		$0	$0

Matthew A. Mills	President and Chief Operating Officer	$0		$0	$0

Ronald J. Tchorzewski	Chief Financial Officer	$0		$0	$0

Jennifer J. Mills	Executive Vice President of Human Resources and Corporate Secretary	$36,000	(1)	$0	$36,000	(1)

_________________

(1)	Med-X commenced paying this person a monthly salary of $3,000, which commenced on April 1, 2015.

We may commence paying salaries and providing other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2016, in amounts to be determined. We do not expect to hire any new executive officers during the current fiscal year. The employment compensation for certain executive officers may include automobile and housing allowances.

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Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future. A stock incentive program for our directors, executive officers, employees and key consultants will be established in the future. See "MANAGEMENT - Stock Incentive Plan."

Stock Incentive Plan

In the future, we will establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our executive officers, directors, employees and key consultants. We expect to authorize approximately 10% of our issued and outstanding common stock for future issuance under a 2016 Stock Incentive Plan for Directors, Executive Officers, Employees and Key Consultants, which is expected to be adopted by our board of directors in the near future. Stock options or a significant equity ownership position in us may be utilized by us in the future to attract one or more new key senior executives from the commercial products or agricultural industries to manage our and facilitate our growth.

Board of Directors

Our board of directors currently consists of six directors. Two of our directors are "independent" as defined in Rule 4200 of FINRA's listing standards. We may appoint additional independent directors to our board of directors in the future, to serve on our planned committees.

Committees of the Board of Directors

We plan to establish an audit committee, compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by independent directors, who will advise the whole board of directors in the course of seeking authorization for any proposed resolutions, or for general reports and recommendations. The following is a brief description of our contemplated committees.

Audit Committee. We plan to establish an audit committee consisting of members considered to be independent as defined in Rule 4200 of FINRA's listing standards and who meet the applicable FINRA listing standards for designation as an "Audit Committee Financial Expert." Currently management does not believe that it has an independent director who qualifies as a financial expert to form the planned audit committee. Our board of directors also plans to adopt a written charter of the audit committee. The functions of the audit committee will include:

•	meeting with management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;
•	engaging and pre-approving audit and non-audit services to be rendered by our independent auditors;
•	recommending to the board of directors the engagement of our independent auditors and oversight of the work of the independent auditors;
•

reviewing our financial statements and periodic reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters; and
•	administering and discussing with management and our independent auditors our code of ethics.

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Compensation Committee. We plan to establish a compensation committee. The functions of the compensation committee will include:

•

reviewing and, as it deems appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of certain employee benefit plans;

•	exercising authority under certain employee benefit plans; and
•	reviewing and approving executive officer and director indemnification and insurance matters.

Corporate Governance and Nominating Committee. We plan to establish a corporate governance and nominating committee. The functions of the corporate governance and nominating committee will include:

•	developing and recommending to the board of directors our corporate governance guidelines;
•	overseeing the evaluation of the board of directors;
•	identifying qualified candidates to become members of the board of directors;
•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected); and
•	selecting candidates to fill vacancies on the board of directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members. Upon completion of this offering, we plan to pay our non-employee directors $100.00 per board meeting attended in person or telephonically. In addition, we plan to compensate members of certain of our board committees as follows: (i) each independent member of the compensation committee will receive $100.00 per meeting and (ii) each independent member of the compensation and governance committee will receive $100.00 per meeting.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We intend to enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

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Amendment of Certificate of Incorporation and Bylaws

Under the Nevada law, a corporation's certificate of incorporation can be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. Our Certificate of Incorporation, as amended, does not require a larger percentage affirmative vote. As is permitted by Nevada law, our bylaws give our board of directors the power to adopt, amend or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend or repeal our bylaws.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2015 and as adjusted to reflect the sale of shares of our common stock offered by this Offering Circular, by:

•	each of our directors and the named executive officers;
•	all of our directors and executive officers as a group; and
•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person's spouse. Percentage of beneficial ownership before the offering is based on 91,189,450 shares of common stock outstanding as of June 30, 2015. Unless otherwise noted below, the address of each person listed on the table is c/o Med-X, Inc., 8236 Remmet Avenue, Canoga Park, California 91304.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After to Offering(1)
Name and Position of Beneficial Owner	Number		Percent	Number		Percent

Matthew Mills, Chairman, President and Chief Operating Officer	61,000,000	(2)	66.9%	61,000,000	(2)	52.5%

Ronald Tchorzewski, Chief Financial Officer and Director	5,000,000		5.48%	5,000,000		4.3%

Jennifer Mills, Corporate Secretary, Executive Vice President and Director		(3)	(3)		(3)	(3)

Dr. David Toomey, Chief Executive Officer and Director	3,000,000		3.29%	3,000,000		2.58%

Pacific Shore Holdings, Inc.	10,000,000		11.0%	10,000,000		8.61%

Mark J. Richardson, Special Counsel (4)	5,000,000		5.48%	5,000,000		4.3%

All directors and executive officers as a group (four persons)	69,000,000		75.7%	69,000,000		59.4%

______________

*Indicates beneficial ownership of less than 1%.

(1) Assumes 25,000,000 shares of our common stock are issued pursuant to this offering.

(2) These shares are owned jointly with Jennifer Mills, the wife of Matthew Mills, under applicable community property laws.

(3) Jennifer Mills is the wife of Matthew Mills and may be deemed to be a beneficial owner of the shares of our common stock owned by him.

(4) Mr. Richardson is Special Counsel to the Company, but is not an employee, officer or director of the Company.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company leases its property for its offices and facilities from affiliates on a month to month basis at no cost except payments of the utility costs at the 600 square foot Cannabis research and cultivation center. It subleases and shares office space at no cost with Pacific Shore Holdings, Inc., a stockholder and affiliate of Med-X. It subleases the research and cultivation center from Matthew Mills, the President and Chief Operating Officer of Med-X. Mark J. Richardson, the Company's special counsel, is a partner of Richardson & Associates, which performs legal services for Med-X as outside legal counsel. Mr. Richardson owns five million shares of the founder's common stock of Med-X.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, of which approximately 91,189,450 shares are issued and outstanding as of June 30, 2015. Our authorized capital stock also includes 5,000,000 shares of Preferred Stock, par value $0.001, none of which are issued or outstanding. See "CAPITALIZATION." Under Nevada law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in us.

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

We are authorized to issue 5,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors. We currently have no shares of Preferred Stock outstanding.

ERISA CONSIDERATIONS

General Fiduciary Obligations. Trustees and other fiduciaries of qualified retirement plans or IRAs that are set up as part of a plan sponsored and maintained by an employer, as well as trustees and fiduciaries of Keogh Plans under which employees, in addition to self-employed individuals, are participants (together, "ERISA Plans"), are governed by the fiduciary responsibility provisions of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"). An investment in shares by an ERISA Plan must be made in accordance with the general obligation of fiduciaries under ERISA to discharge their duties (i) for the exclusive purpose of providing benefits to participants and their beneficiaries; (ii) with the same standard of care that would be exercised by a prudent man familiar with such matters acting under similar circumstances; (iii) in such a manner as to diversify the investments of the plan, unless it is clearly prudent not do so; and (iv) in accordance with the documents establishing the plan. Fiduciaries considering an investment in the shares should accordingly consult their own legal advisors if they have any concern as to whether the investment would be inconsistent with any of these criteria.

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Fiduciaries of certain ERISA Plans which provide for individual accounts (for example, those which qualify under Section 401(k) of the Code, Keogh Plans and IRAs) and which permit a beneficiary to exercise independent control over the assets in his individual account, will not be liable for any investment loss or for any breach of the prudence or diversification obligations which results from the exercise of such control by the beneficiary, nor will the beneficiary be deemed to be a fiduciary subject to the general fiduciary obligations merely by virtue of his exercise of such control. On October 13, 1992, the Department of Labor issued regulations establishing criteria for determining whether the extent of a beneficiary's independent control over the assets in his account is adequate to relieve the ERISA Plan's fiduciaries of their obligations with respect to an investment directed by the beneficiary. Under the regulations, the beneficiary must not only exercise actual, independent control in directing the particular investment transaction, but also the ERISA Plan must give the participant or beneficiary a reasonable opportunity to exercise such control, and must permit him to choose among a broad range of investment alternatives.

Limited Transactions. Trustees and other fiduciaries making the investment decision for any qualified retirement plan, IRA or Keogh Plan (or beneficiaries exercising control over their individual accounts) should also consider the application of the prohibited transactions provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between a qualified retirement plan, IRA or Keogh Plan and certain persons related to it (e.g., a plan sponsor, fiduciary, or service provider) are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of a qualified retirement plan, IRA or Keogh Plan may cause a wide range of persons to be treated as parties in interest or disqualified persons with respect to it. Any fiduciary, participant or beneficiary considering an investment in shares by a qualified retirement plan IRA or Keogh Plan should examine the individual circumstances of that plan to determine that the investment will not be a prohibited transaction. Fiduciaries, participants or beneficiaries considering an investment in the shares should consult their own legal advisors if they have any concern as to whether the investment would be a prohibited transaction.

Special Fiduciary Considerations. Regulations issued on November 13, 1986, by the Department of Labor (the "Final Plan Assets Regulations") provide that when an ERISA Plan or any other plan covered by Code Section 4975 (e.g., an IRA or a Keogh Plan which covers only self-employed persons) makes an investment in an equity interest of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the underlying assets of the entity in which the investment is made could be treated as assets of the investing plan (referred to in ERISA as "plan assets"). Programs which are deemed to be operating companies or which do not issue more than 25% of their equity interests to ERISA Plans are exempt from being designated as holding "plan assets." Management anticipates that we would clearly be characterized as an "operating company" for the purposes of the regulations, and that it would therefore not be deemed to be holding "plan assets."

Classification of our assets of as "plan assets" could adversely affect both the plan fiduciary and management. The term "fiduciary" is defined generally to include any person who exercises any authority or control over the management or disposition of plan assets. Thus, classification of our assets as plan assets could make the management a "fiduciary" of an investing plan. If our assets are deemed to be plan assets of investor plans, transactions which may occur in the course of its operations may constitute violations by the management of fiduciary duties under ERISA. Violation of fiduciary duties by management could result in liability not only for management but for the trustee or other fiduciary of an investing ERISA Plan. In addition, if our assets are classified as "plan assets," certain transactions that we might enter into in the ordinary course of our business might constitute "prohibited transactions" under ERISA and the Code.

Reporting of Fair Market Value. Under Code Section 408(i), as amended by the Tax Reform Act of 1986, IRA trustees must report the fair market value of investments to IRA holders by January 31 of each year. The Service has not yet promulgated regulations defining appropriate methods for the determination of fair market value for this purpose. In addition, the assets of an ERISA Plan or Keogh Plan must be valued at their "current value" as of the close of the plan's fiscal year in order to comply with certain reporting obligations under ERISA and the Code. For purposes of such requirements, "current value" means fair market value where available. Otherwise, current value means the fair value as determined in good faith under the terms of the plan by a trustee or other named fiduciary, assuming an orderly liquidation at the time of the determination. We do not have an obligation under ERISA or the Code with respect to such reports or valuation although management will use good faith efforts to assist fiduciaries with their valuation reports. There can be no assurance, however, that any value so established (i) could or will actually be realized by the IRA, ERISA Plan or Keogh Plan upon sale of the shares or upon liquidation of us, or (ii) will comply with the ERISA or Code requirements.

Tax Aspects. The income earned by a qualified pension, profit sharing or stock bonus plan (collectively, "Qualified Plan") and by an individual retirement account ("IRA") is generally exempt from taxation. However, if a Qualified Plan or IRA earns "unrelated business taxable income" ("UBTI"), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year. The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 36%. In addition, such unrelated business taxable income may result in a tax preference, which may be subject to the alternative minimum tax. It is anticipated that income and gain from an investment in the shares will not be taxed as UBTI to tax exempt shareholders, because they are participating only as passive financing sources.

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TERMS OF THE OFFERING

Securities Offered

We are offering shares of common stock for a purchase price of $0.60 per share with a minimum purchase requirement of 700 shares ($420). The maximum offering is $ 15,000,000. We will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers. In the event the shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards. See "INVESTOR SUITABILITY STANDARDS."

The purchase price for the shares will be payable in full upon subscription. Subscription funds which are accepted will be deposited into our escrow account maintained by FundAmerica Securities, LLC. We have no required minimum offering amount for this offering and therefore we may instruct FundAmerica Securities, LLC to release funds held in escrow to our opera ting account at any time.

Subscription Period

The offering of shares will terminate on July 14, 2016, unless we extend the offering for up to an additional 180 days, or terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the "Sales Termination Date"). The Sales Termination Date may occur prior to July 14, 2016 if subscriptions for the maximum number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in Med-X.

Subscription Procedures

Completed and signed subscription documents and subscription checks should be sent to FundAmerica Securities as Agent for Med-X, Inc. Escrow Account, at the following address: 3455 Peachtree Road, NE, 5th Floor, Atlanta, Georgia, 30326, Reference Med-X, Inc. Subscription checks should be made payable to us. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.

Investor Suitability Standards

Shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. See the Purchaser Qualification Questionnaire in the Subscription Documents in Exhibit A to this Offering Circular. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of shares. Investor suitability standards in certain states may be higher than those described in this Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he/she meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she is purchasing the shares for his/her own account and (ii) he/she has such knowledge and experience in financial and business matters that he/she is capable of evaluating without outside assistance the merits and risks of investing in the shares, or he/she and his/her purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the shares. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor's suitability for an investment in us. Transferees of shares will be required to meet the above suitability standards.

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Interim Investments

Company funds not needed on an immediate basis to fund our operations may be invested in government securities, money market accounts, deposits or certificates of deposit in commercial banks or savings and loan associations, bank repurchase agreements, funds backed by government securities, short-term commercial paper, or in other similar interim investments.

Transfer Agent and Registrar

FundAmerica Stock Transfer, LLC, 2300 West Sahara Avenue, Suite 803, Las Vegas, Nevada 89102 is the transfer agent and registrant for the shares.

PLAN OF DISTRIBUTION

The shares are being offered by us on a best-efforts basis by our officers, directors and employees, with the assistance of independent consultants, and possibly through registered broker-dealers who are members of the Financial Industry Regulatory Authority ("FINRA") and finders. We may pay selling commissions to participating broker-dealers who are members of FINRA for shares sold by them, equal to a percentage of the purchase price of the shares. We may pay finders fees to persons who refer investors to us. We may also pay consulting fees to consultants who assist us with the offering, based on invoices submitted by them for advisory services rendered. Consulting compensation, finders fees and brokerage commissions may be paid in cash , common stock or warrants to purchase our common stock . We may also issue shares and grant stock options or warrants to purchase our common stock to broker-dealers for sales of shares attributable to them, and to finders and consultants, and reimburse them for due diligence and marketing costs on an accountable or nonaccountable basis. We have not entered into selling agreements with any broker-dealers to date , although we plan to engage FundAmerica Securities, LLC, a FINRA registered broker-dealer firm, for offering administrative and escrow services . Participating broker-dealers, if any, and others may be indemnified by us with respect to this offering and the disclosures made in this Offering Circular.

Proposed Administrative Agreement

We plan to engage FundAmerica Securities, LLC, a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

☐	advise us as to permitted investment limits for investors pursuant to Regulation A+, Tier 2:

☐	communicate with us and/or our agents, if needed, to gather additional information or clarification from investors:

☐

serve as a registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica Securities, LLC solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor: and

☐	transmit the subscription information data to FundAmerica Securities Transfer LLC, our transfer agent and an affiliate of FundAmerica Securities, LLC.

As compensation for the services listed above, we have agreed to pay FundAmerica Securities $2.00 per domestic investor and $60.00 per international investor for each anti-money laundering verification and a facilitation fee equal to 1.0% of the gross proceeds from the sale of the shares offered by this Offering Circular. If we elect to terminate the offering prior to its completion, we have agreed to reimburse FundAmerica Securities for its out-of-pocket expenses incurred in connection with the services provided under the proposed engagement (including costs of counsel and related expenses) up to an aggregate maximum of $10,000. In addition, we will pay FundAmerica Securities $225 for escrow account set up, $25 per month for so long as the offering is being conducted, and up to $15.00 per investor for processing incoming funds. We may also pay FundAmerica Securities a technology service fee for the technology services provided by its affiliate, FundAmerica Technologies, LLC, of up to $3.00 for each subscription agreement executed via electronic signature, up to $5.50 for each ACH payment, up to $10.00 for each check processed, up to $15.00 per wire transfer and up to $45.00 for each bad actor check (per entity, including issuer and each associated person). Based on the minimum subscription amount of $420 (or 700 shares) per investor, we estimate the maximum fee that may be due to FundAmerica Securities, LLC for the aforementioned internal fees to be $893,580 if we achieve the maximum offering proceeds.

FundAmerica Securities Transfer LLC, an affiliate of FundAmerica Securities, may serve as transfer agent to maintain stockholder information on a book-entry basis. There are no set up costs for this service, and fees for this service will be limited to secondary market activity. FundAmerica Securities, LLC is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company's securities or provide investment advice to any prospective investor , or make securities recommendations to investors, nor is FundAmerica Securities, LLC distributing any securities offering prospectuses or making any oral representations concerning the securities offering prospectus or the securities offering. Rather, FundAmerica Securities, LLC involvement in the offering is limited to acting as an accommodating broker-dealer. Based upon FundAmerica, LLC's limited role in this offering, it has not and will not conduct extensive due diligence of this securities offering and no investor should rely on FundAmerica Securities, LLC involvement in this offering as any basis for a belief that it has done extensive due diligence. FundAmerica Securities, LLC does not expressly or impliedly affirm the completeness or accuracy of the Offering Circular presented to investors by the issuer in this offering. All inquiries regarding this offering should be made directly to the Company.

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The Posting Agreement

The Company has entered into a Posting Agreement with StartEngine Crowdfunding, Inc. ("StartEngine"), a portal website that hosts public securities offerings, primarily those that are exempt from registration under Regulation A+ promulgated under Section 3(b) of the Securities Act of 1933, as amended. In consideration for hosting the public offering covered by this Offering Circular, including posting our Offering Circular, Subscription Documents and related materials on StartEngine.com, and integrating FundAmerica, LLC, a registered member of FINRA, to administer the review and processing of subscriptions by investors, and to provide escrow and transfer agent services for the Company and this offering, StartEngine will receive the following compensation from the Company, payable from the escrow account as subscription funds are deposited and accepted by FundAmerica and the Company.

1.	A cash payment of $50 per investor who is accepted as a shareholder of the Company;

2.

A number of five year warrants to purchase the Company's common stock exercisable at $0.60 per share on a cash or cashless basis, equal to the product of 50 multiplied by the number of investors in this offering, with that number then divided by 0.3 (30%) of $0.60, the offering price, or 0.18 . To illustrate, assuming we have 3,000 investors, the formula would be:

Number of warrants = (50 x 3,000) = 150,000 / 0.3 x 0.60 = 833,334 warrants. The warrants have standard adjustment provisions for stock splits, stock dividends, recapitalizations and similar transactions. Either party may terminate the agreement at any time upon 15 business days prior written notice to the other party, provided, that the Company is not permitted to re-post on a website that competes with Start Engine for a period of 30 days after termination if the Company terminates this offering early without cause and Start Engine is not then in breach of this agreement.

REPORTS TO SHAREHOLDERS

For tax and accounting purposes, our fiscal year will end on December 31st of each year and all financial information will be prepared in accordance with the accrual method of accounting. The books and records of account will be kept at our address. We will furnish each shareholder, within 120 days after the end of each fiscal year, our audited financial statements in an Annual Report on Form 1-K filed with the Securities Exchange Commission, and within 90 days after the 30th of June of each fiscal year, our unaudited financial statements in a Semi-Annual Report on Form 1-S, also filed with the Securities Exchange Commission.

ADDITIONAL INFORMATION

This Offering Circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us. Such documents are available for inspection during regular business hours at our office by appointment, and upon written request, copies of documents not annexed to this Offering Circular will be provided to prospective investors. Each prospective investor is invited to ask questions of, and receive answers from, our representatives. Each prospective investor is invited to obtain such information concerning us and this offering, to the extent we possess the same or can acquire it without unreasonable effort or expense, as such prospective investor deems necessary to verify the accuracy of the information referred to into his Offering Circular. Arrangements to ask such questions or obtain such information should be made by contacting Matthew Mills at our executive offices. The telephone number is (818) 349-2870. We reserve the right, however, in its sole discretion, to condition access to information that management deems proprietary in nature, on the execution by each prospective investor of appropriate confidentiality agreements prior to having access to such information.

33

The offering of the common stock is made solely by this Offering Circular and the exhibits hereto. The prospective investors have a right to inquire about and request and receive any additional information they may deem appropriate or necessary to further evaluate this offering and to make an investment decision. Our representatives may prepare written responses to such inquiries or requests if the information requested is available. The use of any documents other than those prepared and expressly authorized by us in connection with this offering is not permitted, and should not be relied upon by any prospective investor.

ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR IN CONNECTION WITH THE OFFER BEING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR. THE INFORMATION PRESENTED IS AS OF THE DATE ON THE COVER HEREOF UNLESS ANOTHER DATE IS SPECIFIED, AND NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED SUBSEQUENT TO SUCH DATES(S).

FINANCIAL STATEMENTS

The balance sheet of the Company on December 31, 2014 and the statement of operations for the period from inception on February 24, 2014 to December 31, 2014 on the following pages have been prepared by management and have been audited by our independent certified public accounting firm, MJF & Associates, APC. The balance sheet of the Company at June 30, 2015 and the statement of operations for the six month period ending June 30, 2015 on the following pages have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm.

34

Med-X Inc.

Financial Statements and Independent Auditors' Report

December 31, 2014

35

MED-X, INC.

FINANCIAL STATEMENTS

36

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Med-X, Inc.

We have audited the accompanying balance sheet of Med-X, Inc. as of December 31,2014 and the related statements of operations, stockholders' deficit, and cash flows from inception (February 24, 2014) to December 31, 2014. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Med-X, Inc. as of December 31, 2014 and the results of its operations and its cash flows from inception ( February 24, 2014) to December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Notes 1 and 9 to the financial statements, the entity is a development stage Company with insignificant revenues. The entity has suffered a loss from operations and has negative cash flows from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MJF & Associates, APC

Los Angeles, California

July 17, 2015

F-1

MED-X, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2014

2014
ASSETS
Current Assets
Cash and cash equivalents	$40,456
Other Prepaids	200
Total Current Assets	40,656

Property and Equipment, Net	105,476

TOTAL ASSETS	$146,132

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$2,052
Total Current Liabilities	2,052

Total Liabilities	2,052

Stockholders' Equity
Common stock (par value of $.001; 300,000,000 shares authorized; (90,300,000 shares issued and outstanding)	90,300
Preferred stock (par value of $.001; 5,000,000 shares authorized; (No shares issued and outstanding)	-
Additional paid in capital	69,915
Accumulated deficit	(16,135)
Total Stockholders' Equity	144,080

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$146,132

The accompanying notes are an integral part of these financial statements

F-2

MED-X, INC.
STATEMENTS OF OPERATIONS

FROM INCEPTION (FEBRUARY 24,2014) TO DECEMBER 31, 2014

2014

Sales	$360
Cost of Goods Sold	324
Gross Profit	36

General and Administrative Expenses

Selling & Marketing Expenses	2,481
Personnel & Outside Services Expenses	1,592
General and Administrative Expenses	12,098
Total Operating Expenses	16,171

Loss from Operations	(16,135)

Loss Before Income Taxes	(16,135)

Net Loss	$(16,135)

Loss per Share	$(0.00)
Basic and Fully Diluted Weighted Average Shares Outstanding	90,060,968

The accompanying notes are an integral part of these financial statements

F-3

MED-X, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FROM INCEPTION FEBRUARY 24, 2014) TO DECEMBER 31, 2014

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid In Capital	Accumulated (Deficit)		Total Equity

Balance at Inception - 2/24/14	-	-	-	-	-	-		-

Shares issued for cash	-	-	300,000	$300	$149,700			$150,000

Shares issued to Founders for cash and cancellation of debt	-	-	90,000,000	$90,000	$(79,785)	-		$10,215

Net Loss	-	-	-	-	-	$(16,135)		$(16,135)

Balance at 12/31/14	-	-	90,300,000	$90,300	$69,915	$(16,13S	)	$144,080

The accompanying notes are an integral part of these financial statements.

F-4

MED-X, INC.
STATEMENTS OF CASH FLOWS
FROM INCEPTION (FEBRUARY 24, 2014) TO DECEMBER 31, 2014

2014
Net loss	$(16,135)
Adjustment to net loss:
Fair value of rent credited to additional paid in capital	215

Changes in operating assets and liabilities:
Prepaid expenses	(200)
Accounts payable	2,052

Net cash (used in) operating activities	(14,068)

Cash flows from investing activities:

Cash payments for the purchase of property	(105,476)

Net cash (used in) investing activities	(105,476)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	150,000
Proceeds from note payable conversion to shares	10,000
Net cash provided by financing activities	160,000

Net increase in cash and cash equivalents	40,456

Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$40,456

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income Tax	$-
Interest	$-

Non Cash Transactions:
Debt conversion to shares	$10,000

The accompanying notes are an integral part of these financial statements

F-5

MED-X, INC.

December 31, 2014
Notes to Financial Statements

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. was incorporated in the State of Nevada on February 24, 2014. Med-X, Inc. is a development stage company formed to research, develop and market ancillary products to the Cannabis industry such as Digital Media, Nature-Cide, growing compounds for cultivation and compound extraction for medicinal use. The Company is focused on segments such as compound identification and extraction of the identified Cannabidiol (CBD) compound for the seemingly forth coming medical industry demand in its newly developed state of the art indoor cultivation center.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Reporting

This summary of significant accounting policies of Med-X, Inc. is presented to assist m understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

F-6

MED-X, INC.

December 31, 2014
Notes to Financial Statements

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

The Company had minimal Revenue during 2014 from two customers. The Company had no returns during 2014.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and cet1ificates of deposit with original maturities of90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2014.

Inventory

As of December 31, 2014 the Company had no inventory. Inventory would consist mainly of finished goods which are to be valued at the lower of cost or market method.

Property and Equipment

At December 31, 2014, property and equipment consist of laboratory building improvements under construction on leased land and related furniture and equipment and are stated at cost. The Company will depreciate the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Years
Software and Website	5
Furniture and Equipment	3
Building Improvements	shorter of lease term or life of improvement

Expenditures for maintenance and repairs will be charged to expense as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

F-7

MED-X, INC.

December 31, 2014
Notes to Financial Statements

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

Current accounting literature requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company did not have any long-lived assets as of December 31, 2014.

Fair Value of Financial Instruments

The Company has adopted a standard related to the accounting for financial assets and financial liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. This standard provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. The adoption of this standard did not have a material effect on the Company's financial position, results of operations or cash flows.

The Company has adopted an accounting standard for applying fair value measurements to certain assets, liabilities and transactions that are periodically measured at fair value. The adoption did not have a material effect on the Company's financial position, results of operations or cash flows. The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at fair value. This standard clarifies how a company should measure the fair value of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The adoption of this standard did not have a material impact on the Company's financial statements. The fair value accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

F-8

MED-X, INC.

December 31, 2014
Notes to Financial Statements

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table presents the Company's Assets & Liabilities within the fair value hierarchy utilized to measure fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3
2014	-0-	-0-	-0-

Stock Based Compensation

The Company records stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision.

Accounts Receivable

All accounts receivable are trade related. As of December 31, 2014 the Company had no outstanding Accounts Receivables. Therefore, there was no need for an allowance for Doubtful Accounts.

The Company's customer base is geographically dispersed. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

F-9

MED-X, INC.

December 31, 2014
Notes to Financial Statements

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities at December 31, 2014.

Recent Accounting Pronouncements

In January 2014, FASB issued, Accounting Standards Update ("ASU") 2014-05, Service Concession Arrangements (ASC Topic 853). The objective of this Update is to specify that an operating entity should not account for a service concession arrangement within the scope of this Update as a lease in accordance with FASB ASC Topic 840, Leases. Service concession arrangements may become more prevalent in the US as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis. The amendments apply to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets certain conditions. The amendments in this Update should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity's fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this Update to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The adoption of this ASU did not affect the Company's financial statements.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in FASB ASC 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

The FASB issued ASU No. 2014-12, Compensation- Stock Compensation (ASC Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

F-10

MED-X, INC.

December 31, 2014
Notes to Financial Statements

In April 2015, the FASB issued ASU 2015-03, "Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs." The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For public entities, this ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted, and entities must apply the ASU on a retrospective basis. The Company is evaluating the potential impact of adoption of this ASU on its consolidated financial statements and does not expect the impact to be material.

NOTE 3 - Propei1y and Equipment

Property and equipment are summarized by major classifications as follows:

2014
Building improvements under construction	$79,350
Furniture & Equipment	$26,126
$105.476

There was no depreciation expense during 2014 since facility was still in construction in progress status.

NOTE 4 - Income Taxes

The provision (benefit) for income taxes consists of the following components:

2014
Current	$-0-
Deferred	-0-
0.00

F-11

MED-X, INC.

December 31, 2014
Notes to Financial Statements

The effective income tax rate for the year-ended December 31, 2014 consisted of the following:

2014
Federal statutory income tax rate	(35.00%)
State income taxes-net	(5.75%)
Valuation allowance	40.75%
Net effective income tax rate	0.00%

The Company's total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31 were as follows:

2014
Deferred tax asset	$6,575
Less valuation allowance	$(6,575)
Net deferred tax asset	$-

The deferred tax asset was based upon a net operating loss carry forward of approximately

$16,000. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company's ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, has recorded a full valuation allowance against this asset. According to Internal Revenue Service Publication 536 the Company has twenty (20) years in which to utilize its net operating loss carry forward. The loss carry forward will begin to expire in 2034.

The federal and state income tax returns of the Company for 2014 are subject to examination by the Internal Revenue Service, generally for three years and State Franchise Tax Board for four years after they were filed.

The Company had no uncet1ain tax positions at December 31, 2014.

NOTE 5 - Lease and Commitments

The Company conducts its operations from facilities located in Chatsworth, California. Currently the Company has an agreement with one of its affiliates, Pacific Shore Holdings, Inc., whereby the Company utilizes minimal space for Administrative purposes. Pacific Shore does not charge a monthly lease fee to the Company as Pacific Shore received 10,000,000 shares of common stock as forgiveness of lease commitment and other expenses. The Company also has entered into a five (5) year lease for approximately 700 square feet of land from one of its Executives on which the Company has constructed its own test facility. The Company's cost for the use of the land is that it pays the utilities related to the property.

F-12

MED-X, INC.

December 31, 2014
Notes to Financial Statements

NOTE 6 - Related Party Transactions

The Company, as disclosed in Note 5 - Leases and Commitments, leases approximately 700 square feet of land from one of its Executives. The fair market value of the lease was $215 which was expensed during 2014. In addition, the Company is provided use of minimal administrative office space at the offices of an affiliate and shareholder, Pacific Shore Holdings, Inc. Mark Richardson of the law firm Richardson & Associates, a director and shareholder of the Company, provides legal services related to SEC activities to the Company at no charge. The Company incurred legal expenses paid to Richardson & Associates in the amount of $1,427 which was expensed in 2014. In addition, Mr. Richardson received Founder's shares in the Company, which had no value as the Company did not have any assets or operations at the time the shares were issued.

Fom1 inception to December 31,2014, the Company reimbursed Pacific Shores Holdings, Inc. $28,428 for expenses paid on the Company's behalf.

On April 14, 2015, the Company loaned Pacific Shore Holdings, Inc. $ 40,000 as a short-term non-interest bearing loan to be repaid in sixty days. The loan was repaid in full on May 29, 2015.

NOTE 7 - Concentration of Credit Risks

Concentration of Major Customers

As of December 31, 2014 the Company's trade accounts receivables was zero, thus no concentration of credit risk.

For the year ended December 31, 2014 the Company received 100% of its revenue from two customers. The specific concentration was Customer A at 50% and Customer B at 50%.

Concentration of Supplier Risk

As of December 31, 2014 the Company is still operating as a development stage company. Therefore, there are no specific vendor dependencies which would result in a concentration risk.

NOTE 8 - Common Stock

During 2014 the Company issued 300,000 shares of common stock, at a price of $.50 per share, under a private placement offered by the Company on or about September 1, 2014. The Company received net proceeds of $150,000 from this offering.

During 2014 the Company issued 10,000,000 shares of common stock to an affiliate, Pacific Shore Holdings, Inc., for cancellation of indebtedness of $10,000.

F-13

MED-X, INC.

December 31, 2014
Notes to Financial Statements

During 2014 the Company issued 80,000,000 shares of common stock of Founder's stock. These were recorded at par value because the Company had no operations and no assets at the time these shares were issued.

NOTE 9 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. In the years ended December 31, 2014, the Company incurred a net loss of $16,135. The Company has an accumulated deficit of $16,135. In addition, the Company had negative cash flows from operating activities amounting to $14,068 as of December 31, 2014. Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the years ended December 31, 2014 toward (i) obtaining additional equity capital (ii) controlling salaries and general and administrative expenses, (iii) management of accounts payable, (iv) evaluation of its distribution and marketing methods, and (v) increasing marketing and sales. In order to control general and administrative expenses, the Company has established internal financial controls in all areas, specifically in hiring and overhead cost. The Company has also established a hiring policy under which the Company will refrain from hiring additional employees unless approved by the Chief Executive Officer and Chief Financial Officer. Accounts payable are reviewed and approved or challenged on a daily basis. Senior management reviews the annual budget to ascertain and question any variance from plan, on a quarterly basis, and to anticipate and make adjustments as may be feasible.

NOTE 10 - Legal Proceeding

As of the date of this Audit Report there are no pending legal proceedings.

NOTE 11 - Subsequent Events

In June 2015 the Company has filed for a patent related to soil blends infused with an insecticide and methods for production thereof.

Since January 1, 2015 and July 10, 2015 the Company has sold an additional 889,450 shares of common stock, at a price of $.50 per share, under the September 1, 2014 a private placement memorandum discussed in Note 8 above. The Company received proceeds net of expenses relating to the issuance of shares of $84,976 amounted to $359,749.

On April 14, 2015, the Company loaned $40,000 to Pacific Shore Holdings, Inc. as a short term advance. This was subsequently repaid by Pacific Shore Holdings, Inc. on May 29, 2015.

F-14

MED-X, INC.

FINANCIAL STATEMENTS

(unaudited)

JANUARY 1, 2015 through JUNE 30, 2015

F-15

MED-X, INC.
BALANCE SHEET
AS OF JUNE 30, 2015
(UNAUDITED)

2015
ASSETS

Current Assets
Cash and cash equivalents	$177,428
Other Prepaids	1,330
Total Current Assets	178,758

Property and Equipment, Net	191,080

TOTAL ASSETS	$369,838

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$946
Total Current Liabilities	946

Total Liabilities	946

Stockholders' Equity
Common stock (par value of $.001; 300,000,000 shares authorized;
(91,189,450 shares issued and outstanding)	91,189
Preferred stock (par value of $.001; 5,000,000 shares authorized;
(No shares issued and outstanding)	-
Additional paid in capital	432,142
Retained earnings (deficit)	(154,439)
Total Stockholders' Equity	368,892

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$369,838

F-16

MED-X, INC.
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2015
(UNAUDITED)

2015

Sales	$-
Cost of Goods Sold	-
Gross Profit	-

General and Administrative Expenses

Selling & Marketing Expenses	33,207
Research & Development	13,010
Personnel & Outside Services Expenses	54,645
General and Administrative Expenses	37,442
Total Operating Expenses	138,304

(Loss) from Operations	(138,304)

(Loss) Before Income Taxes	(138,304)

Net Income (Loss)	$(138,304)

(Loss) per Share - Basic and Fully Diluted	$(0.00)

Weighted Average Shares Outstanding	90,691,096

F-17

MED-X, INC.

STATEMENTS OF CASH FLOWS

FROM INCEPTION January 1, 2015 TO June 30,2015

2014

Net (loss)	$(138,304)
Changes in operating assets and liabilities:
Prepaid expenses	(1,130)
Accounts payable	(1,106)

Net cash (used in) operating activities	(140,540)

Cash flows from investing activities:
Cash payments for the purchase of property	(85,604)
Net cash (used in) investing activities	(85,604)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	373,331
Proceeds from note payable conversion to shares	(10,215)
Net cash provided by financing activities	363,116

Net increase in cash and cash equivalents	136,972

Cash and cash equivalents at beginning of year	40,456

Cash and cash equivalents at end of year	$177,428

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: Cash paid during the year for:
Income Tax	$-
Interest	$-
Non Cash Transactions:
Debt conversion to shares	$-

F-18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Med-X, Inc. is a Nevada corporation formed in February 2014 to (1) acquire, create and publish high quality Cannabis industry media content through the Company's media platform, www.marijuanatimes.org, to generate revenue from advertisers as well as through the sale of industry related products, (2) sell Nature-Cide® products to Cannabis cultivators throughout the world, and (3) research and develop, through state of the art compound identification and extraction techniques, and market and sell medically beneficial supplements made from the oils synthesized from the Cannabis plant. The Company's website, www.marijuanatimes.org, has been displaying Cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the industry on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis will come from a combination of regular consultants and contributors, freelance writers, Company personnel and public news sources. The Company also plans to eventually add online ecommerce to its website, offering industry products for sale from third party suppliers and from its own product line, subject in all cases to compliance with applicable federal and state law. The Company's media division will be profitable if and to the extent that the revenue from advertisers, sponsors and product sales exceeds the cost of the content (expected to be writers' and content licensing fees) and products offered for sale. We do not anticipate stocking an inventory of third party products for sale, rather, we expect to fill orders on a real time basis directly from third party fulfillment sources.

The Company plans to supply products to the Cannabis agricultural and supply industries, including recently licensed Nature-Cide® brands such as Nature-Cide's® Hydro and All-Purpose formulations, as well as a special insecticidal soil, for which we recently filed a patent application with the United States Office of Patents and Trademarks. Nature-Cide® is a proprietary all natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by Pacific Shore Holdings, Inc. ("Pacific Shore"), an affiliate of Med-X. Pacific Shore granted us an exclusive license to use and market the Nature-Cide® brand for the Cannabis industry on a royalty free, worldwide basis in perpetuity, in consideration for Med-X common stock. Pacific Shore will supply Nature-Cide® to Med-X on a wholesale discount basis, and Med-X is expected to market and resell the product to Cannabis growers and suppliers throughout the world. Med-X will also subcontract the Nature-Cide® service truck from Pacific Shore to service California approved medicinal Cannabis patients' home Cannabis gardens, to help combat known insects encountered by medicinal consumers in their personal indoor and outdoor cultivation.

The Company's planned compound identification and extraction research and development operation will be conducted primarily at the Company's existing 600 square foot indoor cultivation center in Chatsworth, California, where controlled quantities of high quality Cannabis are being grown, harvested and stored for research and medical use to the extent permitted by California law. The fundamental premise of the operation is to make Cannabis oil from the plant, extract a variety of medicinal compounds from the oil, especially the non-THC Cannabidiol (CBD) compounds found in Cannabis and, when seeking supplements for pain management and relief, also THC compounds, testing the efficacy of the supplement prototypes, and producing, marketing and selling natural supplements containing these compounds. The Company will purchase and utilize special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBD-based compounds from Cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

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Once and if Cannabis is legalized for recreational use in California, the Company also plans to acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets for compound identification and extraction, and for any other market that becomes legally available to the Company in the future as a California grower.

The primary sources of revenue for Med-X are expected to be the proceeds from advertising dollars generated from content published on the Company's media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise. Management also believes that substantial revenue can be earned from the sale of Nature-Cide® and other proprietary products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. Med-X may also earn revenue from providing consulting services to other Cannabis industry participants. In the short run, consulting services, licensing and other methods of monetization may be utilized for the Company's planned Cannabis compound identification and extraction system along with our planned pharmacy automation of pharmaceutical and Cannabis prescription products, assuming our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal under federal and state law. In the long run, management believes it will see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical markets, as well as the recreational Cannabis markets assuming Cannabis is generally legalized in California in the future, of which there is no assurance. As a California grower, the Company will approach other markets that become legally available to it in the future, if any.

Results of Operations

The period of February 24, 2014 (date of inception) to December 31, 2014

Revenue. Total revenue for the period of February 24, 2014 (date of inception) to December 31, 2014 was $360. We anticipate that commencing in the third quarter of 2015, our earnings will commence from expected advertising fees and proceeds from the expected sales of Nature-Cide products to Cannabis cultivators.

Operating Expenses. Operating expenses for the period of February 24, 2014 (date of inception) to December 31, 2014 were $16,171. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, and other administrative expenses associated with setting up our operations.

Net Loss. Net loss for the period of February 24, 2014 (date of inception) to December 31, 2014 was ($16,135). This net loss was the result of organization costs, consulting fees, accounting fees, and administrative costs associated with setting up our operations. Currently operating costs exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2015 to June 30, 2015

Revenue. Total revenue for the period of January 1, 2015 to June 30, 2015 was $0. We anticipate that in the third quarter of 2015, our earnings will commence from expected advertising fees and proceeds from the expected sales of Nature-Cide products to Cannabis cultivators.

Operating Expenses. Operating expenses for the period of January 1, 2015 to June 30, 2015 were $138,304. Operating expenses for the period were comprised of research and development expenses for cultivation research, marketing costs to promote the Company's new pending website, general and administrative expenses and professional outside service fees incurred in operating the cultivation facility and building the Company's new website.

Net Loss. Net loss for the period of January 1, 2015 to June 30, 2015 was ($138,304). This net loss was the result of no revenue and $138,304 of operating expenses. Currently operating costs exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

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Liquidity and Capital Resources

We had net cash of $40,656 at December 31, 2014 and $178,758 at June 30, 2015, primarily from the proceeds of capital raised by the Company in its private placement of common stock, which commenced in September 2014.

During the period of February 24, 2014 (date of inception) to December 31, 2014, we used ($16,171) of cash for operating activities. A portion of the funds were used to pay general and administrative costs, bookkeeping fees, and professional fees.

During the period of January 1, 2015 to June 30, 2015, we used ($138,304) of cash for operating activities. A large portion of the funds were used to pay for service fees incurred for the cultivation center and the website.

Cash provided by financing activities relating to the issuance of shares of common stock during the period of February 24, 2014 (date of inception) to December 31, 2014 was $160,000. Cash provided by financing activities relating to the issuance of shares of common stock during the period of January 1, 2015 to June 30, 2015 was $523,116. Since inception, our capital needs have primarily been met from the private placement of our common stock at $0.50 per share which commenced in September 2014 and ended when this offering commenced.

We will have additional capital requirements during 2015 and 2016. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

The Company had minimal revenue during 2014 from two customers. The Company had no returns during 2014.

Stock Based Compensation Expense

We expect to account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Med-X has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Med-X will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. Med-X recognizes expense using the straight-line attribution method.

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MED-X, INC.

a Nevada Corporation

25,000,000 Shares at $0.60 Per Share

Minimum Investment: 700 Shares ($420)

FOR SOPHISTICATED INVESTORS ONLY

INSTRUCTIONS FOR SUBSCRIPTION

To Subscribe

1.	Subscription Agreement

Please execute the signature page and return with the Investor Questionnaire

2.	Investor Questionnaire

Please complete and return with your executed Subscription Agreement.

3.	Please make check payable to: FundAmerica Securities as Agent for Med-X, Inc. Escrow

4.	Please mail subscription documents and checks to:

FundAmerica Securities as Agent for Med-X, Inc. Escrow Account

3455 Peachtree Road, NE, 5th Floor

Atlanta, Georgia 30326

Reference Med-X, Inc.

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SUBSCRIPTION AGREEMENT

Name of Investor:

(Print)

Matthew Mills, President

Med-X, Inc.

c/o FundAmerica Securities, LLC

3455 Peachtree Road, NE, 5th Floor

Atlanta, Georgia 30326

Reference Med-X, Inc.

Re:	MED-X, INC. - 25,000,000 Shares of Common Stock (the "Shares")

Gentlemen:

1. Subscription. The undersigned hereby tenders this subscription and applies to purchase the number of Shares in Med-X, Inc., a Nevada corporation (the "Company") indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is sixty cents ($0.60), payable in cash in full upon subscription. The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Offering Circular, dated February 3, 2016 and its exhibits (the "Offering Circular"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information contained in the Purchaser Questionnaire is complete and accurate, and presents a true statement of the undersigned's financial condition.

2. Representations and Understandings. The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

(i) The undersigned has received a copy of the Offering Circular, has reviewed it carefully, and has had an opportunity to question representatives of the Company and obtain such additional information concerning the Company as the undersigned requested.

(ii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

(iii) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him. The undersigned has adequate financial resources for an investment of this character, and at this time he could bear a complete loss of his investment. The undersigned understands that any projections which may be made in the Offering Circular are mere estimates and may not reflect the actual results of the Company's operations.

(iv) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Regulation A of Section 3(b) of the 1933 Act, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Shares.

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(v) The undersigned understands that the Shares are not being registered under the securities laws of certain states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Shares are "covered securities" under the National Securities Market Improvement Act of 1996. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned's representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of a Share unless such Share has been registered under the applicable state securities laws, or an exemption from registration is available.

(vi) The amount of this investment by the undersigned does not exceed 10% of the greater of the undersigned's net worth, not including the value of his/her primary residence, or his/her annual income in the prior full calendar year, as calculated in accordance with Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended, or the undersigned is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended (see the attached Purchaser Questionnaire), or is the beneficiary of a fiduciary account, or, if the fiduciary of the account or other party is the donor of funds used by the fiduciary account to make this investment, then such donor, who meets the requirements of net worth, annual income or criteria for being an "accredited investor."

(vii) The undersigned has no need for any liquidity in his investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Shares and a public market for the Shares may not develop; (b) it may not be possible to liquidate the investment readily; and (c) the Shares have not been registered under the 1933 Act and applicable state law and an exemption from registration for resale may not be available.

(viii) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him of Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

(ix) The undersigned has relied solely upon the Offering Circular and independent investigations made by him or his purchaser representative with respect to the Shares subscribed for herein, and no oral or written representations beyond the Offering Circular have been made to the undersigned or relied upon by the undersigned.

(x) The undersigned agrees not to transfer or assign this subscription or any interest therein.

(xi) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

(xii) If the undersigned is a partnership, corporation or trust, it has been duly formed, is validly existing, has full power and authority to make this investment, and has not been formed for the specific purpose of investing in the Shares. This Subscription Agreement and all other documents executed in connection with this subscription for Shares are valid, binding and enforceable agreements of the undersigned.

(xiii) The undersigned meets any additional suitability standards and/or financial requirements which may be required in the jurisdiction in which he resides, or is purchasing in a fiduciary capacity for a person or account meeting such suitability standards and/or financial requirements, and is not a minor.

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3. Indemnification. The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Shareholders and agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or in the Purchaser Questionnaire being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 3 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to setoff against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 3 of this Subscription Agreement.

4. Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

5. Governing Law. This Subscription Agreement will be governed by and construed in accordance with the laws of the State of Nevada. The venue for any legal action under this Agreement will be in the proper forum in the County of Los Angeles, State of California.

6. Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Offering Circular. The undersigned acknowledges that this investment entails significant risks.

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The undersigned has (have) executed this Subscription Agreement on this _____ day of ___________,

20____, at                                              .

SUBSCRIBER (1)	SUBSCRIBER (2)

Signature	Signature

(Print Name of Subscriber)	(Print Name of Subscriber)

(Street Address)	(Street Address)

(City, State and Zip Code)	(City, State and Zip Code)

(Social Security or Tax Identification Number)	(Social Security or Tax Identification Number)

Number of Shares ____________

Dollar Amount of Shares (At $0.60 per Share) ____________________________

PLEASE MAKE CHECKS PAYABLE TO: "FUNDAMERICA SECURITIES AS AGENT FOR MED-X, INC. ESCROW ACCOUNT"

MANNER IN WHICH TITLE IS TO BE HELD:

☐ Community Property*	☐ Individual Property

☐ Joint Tenancy With Right of s_ Separate Property Survivorship*	☐ Separate Property

☐ Corporate or Fund Owners **	☐ Tenants-in-Common*

☐ Pension or Profit Sharing Plan	☐ Tenants-in-Entirety*

☐ Trust or Fiduciary Capacity (trust documents must accompany this form)	☐ Keogh Plan

☐ Fiduciary for a Minor	☐ Individual Retirement Account

* Signature of all parties required	☐ Other (Please indicate)
** In the case of a Fund, state names of all partners.

SUBSCRIPTION ACCEPTED:

MED-X, INC.

By:
	Matthew Mills	DATE
President

45

MED-X, INC.

PURCHASER QUESTIONNAIRE

Matthew Mills, President

Med-X, Inc.

c/o FundAmerica Securities, LLC

3455 Peachtree Road, NE, 5th Floor

Atlanta, Georgia 30326

Reference Med-X, Inc.

Re:	MED-X, INC.

Gentlemen:

The following information is furnished to you in order for you to determine whether the undersigned is qualified to purchase shares of common stock (the "Shares") in the above referenced Company pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Regulation A promulgated thereunder, and appropriate provisions of applicable state securities laws. I understand that you will rely upon the following information for purposes of such determination, and that the Shares will not be registered under the Act in reliance upon the exemption from registration provided by Section 3(b) of the Act, Regulation A, and appropriate provisions of applicable state securities laws.

ALL INFORMATION CONTAINED IN THIS QUESTIONNAIRE WILL BE TREATED CONFIDENTIALLY. However, I agree that you may present this questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Shares is exempt from registration under the Act or meets the requirements of applicable state securities laws.

I hereby provide you with the following representations and information:

1.	Name: _________________________________________________________________________________

2.	Residence Address & Telephone No: __________________________________________________________

3.	Mailing Address: _________________________________________________________________________

3a.	Email Address:______________________________________________________________________

4.	Employer and Position: ______________________________________________________________________

5.	Business Address & Telephone No: ____________________________________________________________

6.	Business or Professional Education & Degree: ____________________________________________________

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7.	Prior Investments of Purchaser:

Amount (Cumulative) $ ______________________ (initial appropriate category below):

Capital Stock:	☐ None (Initial)	☐ Up to $50,000 (Initial)	☐ $50,000 to $250,000 (Initial)	☐ Over $250,000 (Initial)
Bonds:	☐ None (Initial)	☐ Up to $50,000 (Initial)	☐ $50,000 to $250,000 (Initial)	☐ Over $250,000 (Initial)
Other:	☐ None (Initial)	☐ Up to $50,000 (Initial)	☐ $50,000 to $250,000 (Initial)	☐ Over $250,000 (Initial)

8.	Based on the definition of an "Accredited Investor" which appears below, I am an Accredited Investor:
☐ Yes ☐ No

(initial appropriate category)

I understand that the representations contained in this section are made for the purpose of qualifying me as an accredited investor as the term is defined by the Securities and Exchange Commission for the purpose of selling securities to me. I hereby represent that the statement or statements initialed below are true and correct in all respects. I am an Accredited Investor because I fall within one of the following categories (initial appropriate category):

☐	A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000, not including the value of the person's primary residence;

☐	A natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year;

☐	My spouse and I have had joint income for the most two recent years in excess of $300,000 and we expect our joint income to be in excess of $300,000 for the current year;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, or any corporation, Massachusetts Business Trust or Fund not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐

A bank as defined in Section 3(a)(2) of the Securities Act whether acting in its individual or fiduciary capacity; insurance company as defined in Section 2(12) of the Securities Act, investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(1)(48) of that Act; or Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

☐	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐

An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is to be made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;

☐	An entity in which all of the equity owners are Accredited Investors under the above paragraph.

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9.	Financial Information:

(a)	My net worth (not including the value of my primary residence) is

$_________________

(b)	My gross annual income during the preceding two years was:

$_________________ (2014)

$_________________ (2015)

(c)	My anticipated gross annual income in 2016 is $ _______________.

(d) (1) ☐ (initial here) I have such knowledge and experience in financial, tax and business matters that I am capable of utilizing the information made available to me in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares, and to make an informed investment decision with respect to the Shares. I do not desire to utilize a Purchaser Representative in connection with evaluating such merits and risks. I understand, however, that the Company may request that I use a Purchaser Representative.

(2) ☐ (initial here) I intend to use the services of the following named person(s) as Purchaser Representative(s) in connection with evaluating the merits and risks of an investment in the Shares and hereby appoint such person(s) to act as my Purchaser Representative(s) in connection with my proposed purchase of Shares.

List name(s) of Purchaser Representative(s), if applicable. __________________________________

10.          Except as indicated below, any purchases of the Shares will be solely for my account, and not for the account of any other person or with a view to any resale or distribution thereof.

11.          I represent to you that the information contained herein is complete and accurate and may be relied upon by you. I understand that a false representation may constitute a violation of law, and that any person who suffers damage as a result of a false representation may have a claim against me for damages. I will notify you immediately of any material change in any of such information occurring prior to the closing of the purchase of Shares, if any, by me.

Name (Please Print): __________________________________________________________________

Signature __________________________________________________________________________

Telephone Number ___________________________________________________________________

Social Security or Tax I.D. Number ________________________________________________________

Executed at: ________________________________________________________________________

on this ________ day of _________________________________, 20________

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